# Goldman Sachs Trust
# *Financial Square Funds*

▶ Prime Obligations Fund

▶ Money Market Fund

▶ Treasury Obligations Fund

▶ Treasury Instruments Fund

▶ Government Fund

▶ Federal Fund

▶ Tax-Free Money Market Fund

**SEMIANNUAL REPORT**
*June 30, 2002*



# Goldman Sachs Trust
# Financial Square Funds

**Taxable Funds**

**Financial Square Prime Obligations Fund.** The Fund invests in securities of the U.S. Government, its agencies, authorities, and instrumentalities, obligations of U.S. banks, commercial paper and other high quality, short-term obligations of U.S. companies, states, municipalities and other entities and repurchase agreements.

**Financial Square Money Market Fund.** The Fund invests in securities of the U.S. Government, its agencies, authorities, and instrumentalities, U.S. dollar denominated obligations of U.S. banks and foreign banks, U.S. dollar denominated commercial paper and other high-quality, short-term obligations of states, municipalities and other entities, U.S. and foreign companies, and of foreign governments, and repurchase agreements.

**Financial Square Treasury Obligations Fund.** Rated ''AAA'' by Standard & Poor's Rating Group and ''Aaa'' by Moody's Investors Services, Inc., the Fund invests only in securities issued by the U.S. Treasury which are backed by the full faith and credit of the U.S. Government, and repurchase agreements relating to such securities.

**Financial Square Treasury Instruments Fund.** The Fund invests only in certain U.S. Treasury obligations, the interest income from which is generally exempt from state income taxation.

**Financial Square Government Fund.** The Fund invests, directly or indirectly, only in securities of the U.S. Government, its agencies, authorities and instrumentalities, and repurchase agreements relating to such securities.

**Financial Square Federal Fund.** The Fund invests only in certain securities of the U.S. Government and certain of its agencies, authorities and instrumentalities, the interest income from which is generally exempt from state income taxation.

**Tax-Exempt Fund**

**Financial Square Tax-Free Money Market Fund.** The Fund invests in securities issued by or on behalf of states, territories and possessions of the United States, its political subdivisions, agencies, authorities, and instrumentalities, and the District of Columbia, the interest from which is exempt from federal income tax, and not an item of tax preference under the federal alternative minimum tax.

# Financial Square Prime Obligations Fund

June 30, 2002  (Unaudited)

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Commercial Paper and Corporate Obligations—24.8%** | | | |
| **Asset Backed** | | | |
| Asset Portfolio Funding Corp. | | | |
| $   71,249,000 | 1.80% | 08/13/2002 | $   71,095,815 |
| 49,752,000 | 1.84 | 08/20/2002 | 49,624,856 |
| 87,587,000 | 1.81 | 09/10/2002 | 87,274,339 |
| 44,877,000 | 2.25 | 09/20/2002 | 44,649,810 |
| Citibank Credit Card Issuance Trust | | | |
| 50,000,000 | 1.81 | 07/18/2002 | 49,957,264 |
| 25,000,000 | 1.80 | 07/23/2002 | 24,972,500 |
| 100,000,000 | 1.82 | 08/06/2002 | 99,818,000 |
| 100,000,000 | 1.82 | 08/07/2002 | 99,812,945 |
| 100,000,000 | 1.82 | 09/05/2002 | 99,666,333 |
| 100,000,000 | 1.80 | 09/06/2002 | 99,665,000 |
| Corporate Receivables Corp. | | | |
| 130,000,000 | 1.86 | 07/12/2002 | 129,926,117 |
| 100,000,000 | 1.82 | 08/07/2002 | 99,812,944 |
| 145,000,000 | 1.80 | 09/05/2002 | 144,521,500 |
| CXC, Inc. | | | |
| 50,000,000 | 1.86 | 07/15/2002 | 49,963,833 |
| 100,000,000 | 1.82 | 08/08/2002 | 99,807,889 |
| 150,000,000 | 1.80 | 09/09/2002 | 149,475,000 |
| 50,000,000 | 1.87 | 09/10/2002 | 49,815,597 |
| 50,000,000 | 2.13 | 09/12/2002 | 49,784,042 |
| Delaware Funding Corp. | | | |
| 100,324,000 | 1.79 | 07/23/2002 | 100,214,257 |
| Edison Asset Securitization Corp. | | | |
| 200,000,000 | 1.87 | 07/01/2002 | 200,000,000 |
| 200,000,000 | 1.80 | 09/03/2002 | 199,360,000 |
| 130,000,000 | 1.80 | 09/12/2002 | 129,525,500 |
| 38,992,000 | 1.94 | 11/12/2002 | 38,710,434 |
| 150,000,000 | 1.99 | 11/18/2002 | 148,839,167 |
| Enterprise Funding Corp. | | | |
| 100,000,000 | 1.79 | 07/17/2002 | 99,920,444 |
| Falcon Asset Securitization Corp. | | | |
| 35,313,000 | 1.80 | 07/10/2002 | 35,297,109 |
| 230,000,000 | 1.79 | 07/18/2002 | 229,805,586 |
| 47,000,000 | 1.80 | 09/03/2002 | 46,849,600 |
| 75,445,000 | 1.81 | 10/03/2002 | 75,088,439 |
| FCAR Owner Trust Series I | | | |
| 100,000,000 | 1.92 | 07/09/2002 | 99,957,334 |
| 100,000,000 | 1.81 | 08/12/2002 | 99,788,833 |
| 30,000,000 | 1.80 | 08/20/2002 | 29,925,000 |
| Forrestal Funding Master Trust | | | |
| 50,171,000 | 1.80 | 07/29/2002 | 50,100,761 |
| Fountain Square Commerce Funding | | | |
| 35,515,000 | 1.83 | 07/31/2002 | 35,460,840 |
| Independence Funding LLC | | | |
| 100,000,000 | 1.99 | 08/02/2002 | 99,823,111 |
| 265,000,000 | 1.90 | 09/16/2002 | 263,923,069 |

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Commercial Paper and Corporate Obligations (continued)** | | | |
| **Asset Backed (continued)** | | | |
| Intrepid Funding Trust | | | |
| $   86,203,000 | 1.85% | 07/02/2002 | $   86,198,570 |
| 97,492,000 | 1.90 | 07/10/2002 | 97,445,691 |
| 89,623,000 | 1.82 | 08/21/2002 | 89,391,922 |
| Jupiter Securitization Corp. | | | |
| 82,000,000 | 1.79 | 07/18/2002 | 81,930,687 |
| Kittyhawk Funding Corp. | | | |
| 35,340,000 | 1.92 | 07/24/2002 | 35,296,650 |
| 154,007,000 | 1.79 | 09/30/2002 | 153,310,161 |
| Park Avenue Receivables Corp. | | | |
| 101,322,000 | 1.79 | 07/23/2002 | 101,211,165 |
| 127,774,000 | 1.80 | 09/25/2002 | 127,224,572 |
| Stellar Funding Group, Inc. | | | |
| 66,800,000 | 1.80 | 07/10/2002 | 66,769,940 |
| 22,449,000 | 2.03 | 10/25/2002 | 22,302,158 |
| 34,560,000 | 2.03 | 10/30/2002 | 34,324,195 |
| 34,072,000 | 2.34 | 01/13/2003 | 33,637,923 |
| Three Pillars Funding Corp. | | | |
| 83,516,000 | 1.80 | 07/18/2002 | 83,445,011 |
| Three Rivers Funding Corp. | | | |
| 189,011,000 | 1.79 | 07/22/2002 | 188,813,641 |
| Variable Funding Capital Corp. | | | |
| 100,000,000 | 1.79 | 07/19/2002 | 99,910,500 |
| 100,000,000 | 1.80 | 09/04/2002 | 99,675,000 |
| **Business Credit Institutions** | | | |
| General Electric Capital Corp. | | | |
| 200,000,000 | 1.92 | 07/29/2002 | 199,701,333 |
| 100,000,000 | 1.80 | 08/20/2002 | 99,750,000 |
| 150,000,000 | 1.97 | 12/02/2002 | 148,735,917 |
| **Financial Services** | | | |
| General Electric Capital International Funding | | | |
| 50,000,000 | 1.93 | 07/29/2002 | 49,924,944 |
| 100,000,000 | 1.81 | 08/26/2002 | 99,718,445 |
| **Insurance Carriers** | | | |
| General Electric Financial Assurances Holdings | | | |
| 60,000,000 | 1.96 | 07/02/2002 | 59,996,733 |
| **Security and Commodity Brokers, Dealers and Services** | | | |
| Bear Stearns Companies, Inc. | | | |
| 300,000,000 | 2.00 | 07/01/2002 | 300,000,000 |
| Morgan Stanley Dean Witter & Co. | | | |
| 200,000,000 | 1.81 | 08/21/2002 | 199,487,167 |
| **Total Commercial Paper and Corporate Obligations** | | | $ 6,040,435,593 |
| **Bank and Medium-Term Notes—2.0%** | | | |
| Bank One, N.A. | | | |
| $ 100,000,000 | 1.80% | 08/23/2002 | $   100,000,000 |

The accompanying notes are an integral part of these financial statements.

2

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Bank and Medium-Term Notes (continued)** | | | |
| NationsBank Corp. | | | |
| $ 20,000,000 | 2.12%# | 08/13/2002 | $ 20,027,580 |
| 85,300,000 | 7.00 | 05/15/2003 | 88,418,668 |
| U.S. Bank, N.A. | | | |
| 100,000,000 | 2.03 | 11/14/2002 | 99,996,299 |
| 70,000,000 | 2.52 | 05/14/2003 | 69,981,758 |
| World Savings Bank, FSB | | | |
| 100,000,000 | 1.79 | 09/05/2002 | 99,998,093 |
| **Total Bank and Medium-Term Notes** | | | $ 478,422,398 |
| **Bankers Acceptances—0.2%** | | | |
| Wachovia Bank N.A. | | | |
| $ 44,000,000 | 2.10% | 10/15/2002 | $ 43,727,933 |
| **Total Bankers Acceptances** | | | $ 43,727,933 |
| **Certificates of Deposit—7.5%** | | | |
| Bank of New York Co., Inc. | | | |
| $ 75,000,000 | 2.57% | 05/13/2003 | $ 75,012,603 |
| Chase Manhattan Bank, N.A. | | | |
| 300,000,000 | 1.87 | 07/12/2002 | 300,000,000 |
| 210,000,000 | 1.87 | 07/15/2002 | 210,005,301 |
| 275,000,000 | 1.86 | 07/17/2002 | 275,000,000 |
| Citibank, N.A. | | | |
| 250,000,000 | 1.82 | 07/31/2002 | 250,000,000 |
| 260,000,000 | 1.80 | 08/28/2002 | 260,000,000 |
| 100,000,000 | 1.81 | 09/09/2002 | 100,000,000 |
| M & I Marshall & Ilsley Bank | | | |
| 145,000,000 | 2.60 | 05/06/2003 | 145,012,125 |
| 65,000,000 | 2.63 | 05/16/2003 | 64,988,782 |
| U.S. Bank, N.A. | | | |
| 140,000,000 | 2.51 | 06/02/2003 | 140,000,000 |
| **Total Certificates of Deposit** | | | $ 1,820,018,811 |
| **U.S. Government Agency Obligations—18.0%** | | | |
| Federal Farm Credit Bank | | | |
| $ 51,385,000 | 2.25% | 01/02/2003 | $ 51,379,955 |
| Federal Home Loan Bank | | | |
| 88,125,000 | 6.88 | 07/18/2002 | 88,248,036 |
| 175,000,000 | 1.72# | 07/20/2002 | 174,966,860 |
| 175,000,000 | 1.76# | 08/19/2002 | 174,956,418 |
| 15,000,000 | 6.25 | 11/15/2002 | 15,236,297 |
| 124,415,000 | 2.45 | 12/17/2002 | 124,415,000 |
| 130,000,000 | 2.35 | 12/20/2002 | 129,990,049 |
| 85,000,000 | 3.00 | 04/25/2003 | 84,985,123 |
| 225,000,000 | 2.84 | 05/05/2003 | 224,982,276 |
| 200,000,000 | 2.90 | 05/05/2003 | 199,975,643 |
| 200,000,000 | 2.80 | 05/07/2003 | 199,995,843 |
| 36,480,000 | 7.25 | 05/15/2003 | 37,890,332 |

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **U.S. Government Agency Obligations (continued)** | | | |
| Federal Home Loan Mortgage Corp. | | | |
| $ 150,000,000 | 3.40% | 07/18/2002 | $ 149,759,167 |
| 164,052,000 | 2.01 | 10/10/2002 | 163,126,883 |
| 115,000,000 | 2.06 | 11/07/2002 | 114,151,108 |
| 190,000,000 | 2.13 | 12/05/2002 | 188,235,059 |
| 140,000,000 | 2.14 | 12/05/2002 | 138,693,411 |
| 100,000,000 | 2.24 | 01/02/2003 | 98,848,889 |
| 100,000,000 | 2.25 | 01/02/2003 | 98,843,750 |
| 45,000,000 | 2.48 | 04/24/2003 | 44,079,300 |
| Federal National Mortgage Association | | | |
| 440,000,000 | 1.69# | 07/15/2002 | 439,723,162 |
| 395,000,000 | 1.78 | 08/07/2002 | 394,277,369 |
| 100,000,000 | 6.75 | 08/15/2002 | 100,354,884 |
| 235,000,000 | 3.21 | 08/23/2002 | 233,891,159 |
| 153,736,000 | 2.15 | 11/01/2002 | 152,606,681 |
| 95,000,000 | 2.15 | 11/29/2002 | 94,143,285 |
| 118,448,000 | 1.85 | 12/13/2002 | 117,443,659 |
| Student Loan Marketing Association | | | |
| 195,000,000 | 3.95 | 07/01/2002 | 195,000,000 |
| 74,000,000 | 1.92 | 01/14/2003 | 73,222,506 |
| 50,000,000 | 2.70 | 04/25/2003 | 50,052,660 |
| 40,000,000 | 2.65 | 06/13/2003 | 39,991,792 |
| **Total U.S. Government Agency Obligations** | | | $ 4,393,466,556 |
| **Variable Rate Obligations#—16.6%** | | | |
| BellSouth Telecommunications, Inc. | | | |
| $ 200,000,000 | 1.91% | 09/04/2002 | $ 200,000,000 |
| Ciesco L.P. | | | |
| 200,000,000 | 1.79 | 07/15/2002 | 200,000,000 |
| Citigroup, Inc. | | | |
| 50,000,000 | 1.81 | 07/12/2002 | 50,000,000 |
| Fleet National Bank | | | |
| 95,000,000 | 1.97 | 07/03/2002 | 95,028,379 |
| 50,000,000 | 2.04 | 09/06/2002 | 50,065,009 |
| General Electric Capital Corp. | | | |
| 50,000,000 | 1.86 | 07/08/2002 | 50,010,504 |
| 155,000,000 | 1.87 | 07/09/2002 | 155,000,000 |
| 139,700,000 | 1.84 | 07/24/2002 | 139,740,733 |
| J.P. Morgan Chase & Co. | | | |
| 18,000,000 | 1.95 | 07/08/2002 | 18,005,064 |
| 100,000,000 | 2.11 | 07/08/2002 | 100,003,848 |
| 55,000,000 | 1.95 | 07/11/2002 | 55,017,554 |
| Jackson National Life Global Funding | | | |
| 100,000,000 | 1.89 | 07/22/2002 | 100,000,000 |
| Merrill Lynch & Co., Inc. | | | |
| 100,000,000 | 1.99 | 07/08/2002 | 100,003,463 |
| 200,000,000 | 1.82 | 07/15/2002 | 200,000,000 |
| 35,000,000 | 2.06 | 08/01/2002 | 35,005,026 |

The accompanying notes are an integral part of these financial statements.

3

# Financial Square Prime Obligations Fund (continued)

June 30, 2002  (Unaudited)

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Variable Rate Obligations (continued)** | | | |
| Monumental Life Insurance Co.† | | | |
| $ 120,000,000 | 1.99% | 07/01/2002 | $ 120,000,000 |
| 55,000,000 | 2.01 | 07/01/2002 | 55,000,000 |
| Morgan Stanley Dean Witter & Co. | | | |
| 605,000,000 | 2.08 | 07/01/2002 | 605,000,000 |
| New York Life Insurance Co.† | | | |
| 25,000,000 | 1.87 | 07/22/2002 | 25,000,000 |
| 50,000,000 | 1.94 | 08/27/2002 | 50,000,000 |
| 225,000,000 | 1.93 | 09/30/2002 | 225,000,000 |
| Pacific Mutual Life Insurance Co.† | | | |
| 50,000,000 | 1.87 | 07/01/2002 | 50,000,000 |
| SBC Communications, Inc. | | | |
| 221,000,000 | 1.86 | 09/16/2002 | 221,000,000 |
| SMM Trust | | | |
| 38,000,000 | 1.89 | 09/13/2002 | 38,000,000 |
| SunAmerica Life Insurance Co.† | | | |
| 100,000,000 | 1.95 | 07/31/2002 | 100,000,000 |
| Travelers Insurance Co.† | | | |
| 100,000,000 | 1.92 | 07/01/2002 | 100,000,000 |
| 100,000,000 | 1.96 | 09/12/2002 | 100,000,000 |
| U.S. Bank, N.A. | | | |
| 100,000,000 | 1.76 | 07/30/2002 | 99,969,369 |
| Wells Fargo & Co. | | | |
| 375,000,000 | 1.79 | 07/05/2002 | 375,000,000 |
| 225,000,000 | 1.78 | 07/15/2002 | 224,976,218 |
| 39,000,000 | 1.79 | 07/15/2002 | 38,996,146 |
| 55,000,000 | 1.99 | 08/06/2002 | 55,028,975 |
| **Total Variable Rate Obligations** | | | **$ 4,030,850,288** |
| **Time Deposit—1.0%** | | | |
| Keybank, N.A. | | | |
| $ 250,000,000 | 1.69% | 07/01/2002 | $ 250,000,000 |
| **Total Time Deposit** | | | **$ 250,000,000** |
| **Total Investments before Repurchase Agreements** | | | **$17,056,921,579** |

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Repurchase Agreementsˆ*—29.9%** | | | |
| Goldman, Sachs & Co. | | | |
| $ 500,000,000 | 1.98% | 07/01/2002 | $ 500,000,000 |
| Maturity Value: $500,082,500 | | | |
| Joint Repurchase Agreement Account I | | | |
| 534,500,000 | 1.89 | 07/01/2002 | 534,500,000 |
| Joint Repurchase Agreement Account II | | | |
| 6,200,000,000 | 1.96 | 07/01/2002 | 6,200,000,000 |
| Salomon Smith Barney, Inc. | | | |
| 25,000,000 | 1.86 | 07/01/2002 | 25,000,000 |
| Maturity Value: $25,003,875 | | | |
| UBS Warburg LLC | | | |
| 17,000,000 | 1.85 | 07/01/2002 | 17,000,000 |
| Maturity Value: $17,002,621 | | | |
| **Total Repurchase Agreements** | | | **$ 7,276,500,000** |
| **Total Investments** | | | **$24,333,421,579** |

\# Variable rate security index is based on either federal funds, LIBOR or Prime lending rate.

ˆ At June 30, 2002, these agreements were fully collateralized by U.S. Treasury or Federal Agency obligations.

\* Unless noted, all repurchase agreements were entered into on June 28, 2002.

† Insurance company issued short-term funding agreement.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

# Financial Square Money Market Fund

June 30, 2002 (Unaudited)

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Commercial Paper and Corporate Obligations—29.1%** | | | |
| **Asset Backed** | | | |
| Asset Portfolio Funding Corp. | | | |
| $100,000,000 | 1.80% | 09/20/2002 | $ 99,595,000 |
| Atlantis One Funding Corp. | | | |
| 73,999,000 | 1.96 | 07/01/2002 | 73,999,000 |
| 103,213,000 | 1.88 | 07/16/2002 | 103,132,150 |
| CXC, Inc. | | | |
| 100,000,000 | 1.80 | 09/09/2002 | 99,650,000 |
| 100,000,000 | 2.13 | 09/12/2002 | 99,568,083 |
| Edison Asset Securitization Corp. | | | |
| 100,000,000 | 1.87 | 07/11/2002 | 99,948,056 |
| 150,000,000 | 1.80 | 09/04/2002 | 149,512,500 |
| Falcon Asset Securitization Corp. | | | |
| 125,000,000 | 1.80 | 09/16/2002 | 124,518,750 |
| FCAR Owner Trust Series I | | | |
| 100,000,000 | 1.80 | 09/20/2002 | 99,595,000 |
| Fountain Square Commerce Funding | | | |
| 100,000,000 | 1.80 | 09/18/2002 | 99,605,000 |
| Gemini Securitization Corp. | | | |
| 100,000,000 | 1.79 | 07/03/2002 | 99,990,055 |
| 50,000,000 | 1.88 | 07/12/2002 | 49,971,278 |
| Intrepid Funding Trust | | | |
| 40,821,000 | 1.86 | 07/08/2002 | 40,806,237 |
| Jupiter Securitization Corp. | | | |
| 75,313,000 | 1.92 | 07/05/2002 | 75,296,933 |
| 50,000,000 | 1.79 | 07/18/2002 | 49,957,736 |
| 78,797,000 | 1.79 | 07/22/2002 | 78,714,723 |
| 70,000,000 | 1.80 | 07/25/2002 | 69,916,000 |
| Nieuw Amsterdam Receivables Corp. | | | |
| 31,000,000 | 1.84 | 07/16/2002 | 30,976,234 |
| 100,000,000 | 1.82 | 08/02/2002 | 99,838,222 |
| 20,700,000 | 2.00 | 10/28/2002 | 20,563,150 |
| Thunder Bay Funding, Inc. | | | |
| 84,129,000 | 1.80 | 07/19/2002 | 84,053,284 |
| 50,226,000 | 1.80 | 09/13/2002 | 50,040,164 |
| 50,237,000 | 1.80 | 09/17/2002 | 50,041,075 |
| Tulip Funding Corp. | | | |
| 84,977,000 | 1.79 | 07/15/2002 | 84,917,847 |
| 166,698,000 | 1.83 | 07/23/2002 | 166,511,576 |
| Variable Funding Capital Corp.. | | | |
| 50,000,000 | 1.80 | 08/20/2002 | 49,875,347 |
| **Business Credit Institutions** | | | |
| General Electric Capital Corp.. | | | |
| 100,000,000 | 1.80 | 08/20/2002 | 99,750,000 |

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Commercial Paper and Corporate Obligations (continued)** | | | |
| **Commercial Banks** | | | |
| Bank of Ireland | | | |
| $125,000,000 | 1.85% | 07/11/2002 | $ 124,935,764 |
| 50,000,000 | 1.85 | 07/17/2002 | 49,958,889 |
| Banque Et Caisse D'Epargne et de Credit | | | |
| 120,000,000 | 1.92 | 08/15/2002 | 119,712,000 |
| Danske Bank A/S | | | |
| 100,000,000 | 1.80 | 09/20/2002 | 99,595,000 |
| DePfa Deutsche Pfandbriefbank AG | | | |
| 65,000,000 | 1.95 | 07/05/2002 | 64,985,917 |
| Hamburgische Landesbank | | | |
| 100,000,000 | 1.80> | 10/02/2002 | 99,535,000 |
| Landesbank Schleswig-Holstein Girozentrale | | | |
| 45,000,000 | 1.83 | 07/25/2002 | 44,945,100 |
| 50,000,000 | 1.91 | 07/29/2002 | 49,925,722 |
| 49,000,000 | 2.39 | 11/20/2002 | 48,538,066 |
| Repeat Offering Security Entity | | | |
| 50,000,000 | 1.82 | 07/29/2002 | 49,929,222 |
| Societe General N. A. | | | |
| 100,000,000 | 1.80 | 09/30/2002 | 99,545,000 |
| **Communications** | | | |
| Telstra Corp. Ltd. | | | |
| 118,775,000 | 1.80 | 08/07/2002 | 118,555,266 |
| **Financial Services** | | | |
| General Electric Capital International Funding | | | |
| 100,000,000 | 1.80 | 09/17/2002 | 99,610,000 |
| **Oil & Gas Extraction** | | | |
| Shell Finance PLC | | | |
| 41,000,000 | 1.82 | 08/02/2002 | 40,933,671 |
| 90,000,000 | 1.82 | 08/13/2002 | 89,804,350 |
| **Security and Commodity Brokers, Dealers and Services** | | | |
| C.S. First Boston Corp. | | | |
| 50,000,000 | 1.86 | 07/15/2002 | 49,963,833 |
| 40,000,000 | 1.82 | 08/02/2002 | 39,935,289 |
| **Total Commercial Paper and Corporate Obligations** | | | $ 3,540,751,489 |
| **Certificate of Deposit—0.8%** | | | |
| Citibank, N.A. | | | |
| $100,000,000 | 1.80% | 09/19/2002 | $ 100,000,000 |
| **Total Certificate of Deposit** | | | $ 100,000,000 |

The accompanying notes are an integral part of these financial statements.

# Financial Square Money Market Fund (continued)

June 30, 2002 (Unaudited)

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost | Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|---|---|---|---|
| **Bank and Medium-Term Notes-Eurodollar#—4.6%** | | | | **Certificates of Deposit-Yankeedollar—13.4%** | | | |
| AB Spintab Swedmortgage | | | | Abbey National Treasury Sevices PLC | | | |
| $ 50,000,000 | 1.90% | 09/04/2002 | $ 50,001,503 | $ 45,000,000 | 1.67% | 07/15/2002 | $ 44,998,608 |
| 45,000,000 | 1.87 | 09/24/2002 | 45,001,240 | 100,000,000 | 1.84 | 07/25/2002 | 100,000,000 |
| Abbey National Treasury Sevices PLC | | | | 50,000,000 | 3.09 | 04/23/2003 | 49,996,023 |
| 20,000,000 | 1.98 | 07/16/2002 | 20,004,960 | Bank of Scotland | | | |
| Alliance & Leicester PLC | | | | 79,000,000 | 1.84 | 09/30/2002 | 79,005,719 |
| 38,500,000 | 2.08 | 07/29/2002 | 38,521,026 | Canadian Imperial Bank of Commerce | | | |
| ANZ Banking Group Ltd. | | | | 50,000,000 | 4.06 | 07/12/2002 | 50,002,234 |
| 50,000,000 | 2.01 | 07/08/2002 | 50,003,878 | 50,000,000 | 2.39 | 11/20/2002 | 49,974,038 |
| Bank of Scotland Treasury Services | | | | 100,000,000 | 2.86 | 05/07/2003 | 99,991,650 |
| 25,000,000 | 1.90 | 08/15/2002 | 25,000,000 | 75,000,000 | 2.52 | 05/14/2003 | 74,909,970 |
| Commonwealth Bank of Australia Ltd. | | | | Credit Agricole Indosuez | | | |
| 100,000,000 | 1.90 | 09/06/2002 | 100,026,821 | 57,000,000 | 1.85 | 09/30/2002 | 57,002,743 |
| National Australia Bank Ltd. | | | | 70,000,000 | 2.48 | 06/05/2003 | 69,977,502 |
| 85,000,000 | 1.95 | 08/15/2002 | 85,017,775 | Merita Bank PLC | | | |
| Statens Bostadsfinansier | | | | 65,000,000 | 2.15 | 11/06/2002 | 65,000,000 |
| 30,000,000 | 2.03 | 07/03/2002 | 30,002,211 | 25,000,000 | 2.20 | 11/18/2002 | 25,000,000 |
| 112,500,000 | 1.91 | 08/19/2002 | 112,523,906 | Rabobank Nederland | | | |
| | | | | 100,000,000 | 2.59 | 04/25/2003 | 99,967,749 |
| **Total Bank and Medium-Term Notes-Eurodollar** | | | $ 556,103,320 | 75,000,000 | 3.06 | 04/25/2003 | 74,975,982 |
| | | | | Royal Bank of Scotland PLC | | | |
| **Certificates of Deposit-Eurodollar—7.4%** | | | | 50,000,000 | 3.87 | 07/29/2002 | 49,998,881 |
| Alliance & Leicester PLC | | | | 25,000,000 | 2.39 | 11/20/2002 | 24,992,784 |
| $ 75,000,000 | 1.85% | 07/25/2002 | $ 75,000,248 | The Toronto-Dominion Bank | | | |
| Barclays Bank PLC | | | | 75,000,000 | 2.55 | 11/26/2002 | 74,996,995 |
| 50,000,000 | 1.69 | 07/16/2002 | 49,997,092 | UBS AG | | | |
| 100,000,000 | 3.42 | 09/11/2002 | 100,003,867 | 100,000,000 | 1.87 | 07/31/2002 | 100,000,000 |
| 100,000,000 | 1.82 | 10/16/2002 | 100,002,932 | 95,000,000 | 1.88 | 07/31/2002 | 95,000,000 |
| BNP Paribas S.A. | | | | 50,000,000 | 2.15 | 11/06/2002 | 50,000,000 |
| 50,000,000 | 2.17 | 11/05/2002 | 49,963,344 | 50,000,000 | 2.17 | 11/18/2002 | 49,998,098 |
| Credit Agricole Indosuez | | | | Westdeutsche Landesbank Girozentrale | | | |
| 50,000,000 | 1.82 | 08/16/2002 | 49,999,965 | 45,000,000 | 1.89 | 07/08/2002 | 45,000,000 |
| Dresdner Bank AG | | | | 75,000,000 | 2.17 | 09/13/2002 | 75,000,000 |
| 97,000,000 | 1.70 | 07/31/2002 | 96,989,535 | 75,000,000 | 2.03 | 11/13/2002 | 74,995,867 |
| Halifax PLC | | | | Westpac Banking Corp. Ltd. | | | |
| 75,000,000 | 2.01 | 11/27/2002 | 75,000,000 | 50,000,000 | 2.70 | 04/15/2003 | 49,992,215 |
| ING Bank N.V. | | | | | | | |
| 100,000,000 | 1.85 | 07/25/2002 | 100,000,000 | **Total Certificates of Deposit-Yankeedollar** | | | $ 1,630,777,058 |
| 100,000,000 | 1.88 | 08/26/2002 | 100,000,000 | | | | |
| Royal Bank of Canada | | | | | | | |
| 100,000,000 | 1.85 | 07/31/2002 | 100,000,825 | | | | |
| **Total Certificates of Deposit-Eurodollar** | | | $ 896,957,808 | | | | |

The accompanying notes are an integral part of these financial statements.

6

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **U.S. Government Agency Obligations—3.6%** | | | |
| Federal Home Loan Bank | | | |
| $100,000,000 | 1.72%# | 07/20/2002 | $ 99,981,063 |
| 100,000,000 | 2.86 | 05/06/2003 | 100,000,000 |
| Federal Home Loan Mortgage Corp. | | | |
| 100,000,000 | 3.40 | 07/18/2002 | 99,839,444 |
| 35,000,000 | 2.06 | 11/07/2002 | 34,741,642 |
| Federal National Mortgage Association | | | |
| 100,000,000 | 1.69# | 07/15/2002 | 99,937,082 |
| **Total U.S. Government Agency Obligations** | | | $ 434,499,231 |
| **Variable Rate Obligations#—25.8%** | | | |
| Abbey National Treasury Services PLC | | | |
| $200,000,000 | 1.75% | 07/29/2002 | $ 199,918,349 |
| ABN AMRO Bank N.A. | | | |
| 350,000,000 | 1.74 | 07/08/2002 | 349,919,913 |
| Asset Securitization Corp. | | | |
| 96,000,000 | 1.79 | 07/11/2002 | 96,000,000 |
| 100,000,000 | 1.81 | 07/26/2002 | 100,000,000 |
| Bank of Scotland | | | |
| 100,000,000 | 1.76 | 07/31/2002 | 99,961,797 |
| Bayerische Hypo-Vereins | | | |
| 100,000,000 | 1.76 | 07/02/2002 | 99,987,260 |
| Bayerische Landesbank Girozentrale | | | |
| 175,000,000 | 1.79 | 07/18/2002 | 175,000,000 |
| 175,000,000 | 1.76 | 07/24/2002 | 174,949,264 |
| C.S. First Boston, Inc. | | | |
| 150,000,000 | 1.87 | 08/20/2002 | 150,000,000 |
| Canadian Imperial Bank of Commerce | | | |
| 100,000,000 | 1.76 | 07/02/2002 | 99,985,986 |
| Ciesco L.P. | | | |
| 100,000,000 | 1.79 | 07/12/2002 | 100,000,000 |
| Citigroup, Inc. | | | |
| 100,000,000 | 1.81 | 07/12/2002 | 100,000,000 |
| Credit Agricole Indosuez | | | |
| 125,000,000 | 1.76 | 07/02/2002 | 124,943,314 |
| Danske Bank A/S | | | |
| 125,000,000 | 1.77 | 07/23/2002 | 124,950,864 |
| Deutsche Bank AG | | | |
| 200,000,000 | 1.76 | 07/02/2002 | 199,974,521 |

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Variable Rate Obligations (continued)** | | | |
| General Electric Capital Corp. | | | |
| $ 75,000,000 | 1.87% | 07/09/2002 | $ 75,000,000 |
| Monumental Life Insurance Co.† | | | |
| 80,000,000 | 1.99 | 07/01/2002 | 80,000,000 |
| Nationwide Building Society | | | |
| 80,000,000 | 1.84 | 07/15/2002 | 80,000,000 |
| New York Life Insurance Co.† | | | |
| 25,000,000 | 1.87 | 07/22/2002 | 25,000,000 |
| 40,000,000 | 1.94 | 08/27/2002 | 40,000,000 |
| 100,000,000 | 1.93 | 09/30/2002 | 100,000,000 |
| Nordea Bank Finland PLC | | | |
| 75,000,000 | 1.77 | 07/25/2002 | 74,970,390 |
| SunAmerica Life Insurance Co.† | | | |
| 50,000,000 | 1.89 | 07/01/2002 | 50,000,000 |
| Svenska Handelsbanken AB | | | |
| 125,000,000 | 1.76 | 07/29/2002 | 124,948,289 |
| Wells Fargo & Co. | | | |
| 100,000,000 | 1.79 | 07/05/2002 | 100,000,000 |
| Wells Fargo Bank, N.A. | | | |
| 100,000,000 | 1.78 | 07/22/2002 | 100,000,000 |
| Westdeutsche Landesbank Girozentrale | | | |
| 100,000,000 | 1.78 | 07/31/2002 | 99,996,464 |
| **Total Variable Rate Obligations** | | | $ 3,145,506,411 |
| **Time Deposits—6.6%** | | | |
| C.S. First Boston Corp. | | | |
| $300,000,000 | 1.94% | 07/01/2002 | $ 300,000,000 |
| Keybank, N.A. | | | |
| 50,000,000 | 1.69 | 07/01/2002 | 50,000,000 |
| National Australia Bank Ltd. | | | |
| 200,000,000 | 1.91 | 07/01/2002 | 200,000,000 |
| Southtrust Bank, N.A. | | | |
| 250,000,000 | 1.88 | 07/01/2002 | 250,000,000 |
| **Total Time Deposits** | | | $ 800,000,000 |
| **Total Investments before Repurchase Agreements** | | | $11,104,595,317 |

The accompanying notes are an integral part of these financial statements.

# Financial Square Money Market Fund (continued)

June 30, 2002 (Unaudited)

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Repurchase Agreements^*—9.3%** | | | |
| Goldman, Sachs & Co. | | | |
| $ 50,000,000 | 1.89% | 07/01/2002 | $ 50,000,000 |
| Maturity Value: $50,007,875 | | | |
| Joint Repurchase Agreement Account I | | | |
| 236,200,000 | 1.89 | 07/01/2002 | 236,200,000 |
| Joint Repurchase Agreement Account II | | | |
| 700,000,000 | 1.96 | 07/01/2002 | 700,000,000 |
| Lehman Brothers Holdings, Inc. | | | |
| 96,100,000 | 1.85 | 07/01/2002 | 96,100,000 |
| Maturity Value: $96,114,815 | | | |
| UBS Warburg LLC | | | |
| 50,000,000 | 1.85 | 07/01/2002 | 50,000,000 |
| Maturity Value: $50,007,708 | | | |
| **Total Repurchase Agreements** | | | $ 1,132,300,000 |
| **Total Investments** | | | $12,236,895,317 |

&gt; Forward commitment.

\# Variable rate security index is based on either federal funds, LIBOR or Prime lending rate.

^ At June 30, 2002, these agreements were fully collateralized by U.S. Treasury or Federal Agency obligations.

\* Unless noted, all repurchase agreements were entered into on June 28, 2002.

† Insurance company issued short-term funding agreement.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

# Financial Square Treasury Obligations Fund

June 30, 2002 (Unaudited)

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost | | Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|---|---|---|---|---|
| **U.S. Treasury Obligations—27.3%** | | | | | **Repurchase Agreements (continued)** | | | |
| United States Treasury Bills | | | | | Greenwich Capital | | | |
| $ 145,000,000 | 1.74% | 12/26/2002 | $ 143,756,101 | | $ 250,000,000 | 1.93% | 07/01/2002 | $ 250,000,000 |
| 500,000,000 | 1.78 | 12/26/2002 | 495,611,806 | | Maturity Value: $250,040,208 | | | |
| United States Treasury Inflation Indexed Note (TIPS) | | | | | Joint Repurchase Agreement Account I | | | |
| 560,185,000 | 3.63 | 07/15/2002 | 561,740,308 | | 1,770,400,000 | 1.89 | 07/01/2002 | 1,770,400,000 |
| United States Treasury Notes | | | | | Lehman Brothers Holdings, Inc. | | | |
| 30,000,000 | 6.25 | 07/31/2002 | 30,062,666 | | 50,000,000 | 1.85 | 07/01/2002 | 50,000,000 |
| 110,000,000 | 5.13 | 12/31/2002 | 111,633,573 | | Maturity Value: $50,007,708 | | | |
| 65,000,000 | 5.50 | 01/31/2003 | 66,219,448 | | Salomon Smith Barney, Inc. | | | |
| 35,000,000 | 6.25 | 02/18/2003 | 35,847,045 | | 25,000,000 | 1.86 | 07/01/2002 | 25,000,000 |
| 10,000,000 | 4.00 | 04/30/2003 | 10,110,407 | | Maturity Value: $25,003,875 | | | |
| 70,000,000 | 4.25 | 06/02/2003 | 71,396,605 | | Societe Generale | | | |
| 50,000,000 | 5.50 | 06/02/2003 | 51,353,516 | | 100,000,000 | 1.88 | 07/01/2002 | 100,000,000 |
| | | | | | Maturity Value: $100,015,667 | | | |
| **Total U.S. Treasury Obligations** | | | $1,577,731,475 | | UBS Warburg LLC | | | |
| | | | | | 95,500,000 | 1.85 | 07/01/2002 | 95,500,000 |
| **Total Investments before Repurchase Agreements** | | | $1,577,731,475 | | Maturity Value: $95,514,723 | | | |
| | | | | | 175,000,000 | 1.79 | 07/05/2002 | 175,000,000 |
| **Repurchase Agreementsˆ*—72.5%** | | | | | Maturity Value: $175,765,722 | | | |
| Bank of America Grand Cayman | | | | | Dated: 04/08/02 | | | |
| $ 250,000,000 | 1.85% | 07/01/2002 | $ 250,000,000 | | 150,000,000 | 1.86 | 07/31/2002 | 150,000,000 |
| Maturity Value: $250,038,542 | | | | | Maturity Value: $150,868,000 | | | |
| Barclays Bank | | | | | Dated: 04/10/02 | | | |
| 250,000,000 | 1.87 | 07/01/2002 | 250,000,000 | | | | | |
| Maturity Value: $250,038,958 | | | | | **Total Repurchase Agreements** | | | $4,180,900,000 |
| Bear Stearns Companies, Inc. | | | | | | | | |
| 250,000,000 | 1.94 | 07/01/2002 | 250,000,000 | | **Total Investments** | | | $5,758,631,475 |
| Maturity Value: $250,040,417 | | | | | | | | |
| C.S. First Boston Corp. | | | | | | | | |
| 150,000,000 | 1.90 | 07/01/2002 | 150,000,000 | | | | | |
| Maturity Value: $150,023,750 | | | | | | | | |
| 100,000,000 | 1.82 | 07/31/2002 | 100,000,000 | | | | | |
| Maturity Value: $100,566,222 | | | | | | | | |
| Dated: 04/10/02 | | | | | | | | |
| Deutsche Bank | | | | | | | | |
| 65,000,000 | 1.90 | 07/01/2002 | 65,000,000 | | | | | |
| Maturity Value: $65,010,292 | | | | | | | | |
| 200,000,000 | 1.78 | 07/03/2002 | 200,000,000 | | | | | |
| Maturity Value: $200,880,111 | | | | | | | | |
| Dated: 04/05/02 | | | | | | | | |
| Goldman, Sachs & Co. | | | | | | | | |
| 300,000,000 | 1.89 | 07/01/2002 | 300,000,000 | | | | | |
| Maturity Value: $300,047,250 | | | | | | | | |

ˆ At June 30, 2002, these agreements were fully collateralized by U.S. Treasury obligations.

\* Unless noted, all repurchase agreements were entered into on June 28, 2002.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

# Financial Square Treasury Instruments Fund

June 30, 2002 (Unaudited)

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **U.S. Treasury Obligations—100.1%** | | | |
| United States Treasury Bills | | | |
| $ 12,300,000 | 1.64% | 07/05/2002 | $ 12,297,759 |
| 8,900,000 | 1.65 | 07/05/2002 | 8,898,373 |
| 5,900,000 | 1.69 | 07/05/2002 | 5,898,892 |
| 43,800,000 | 1.70 | 07/05/2002 | 43,791,749 |
| 32,100,000 | 1.67 | 07/11/2002 | 32,085,109 |
| 150,000,000 | 1.72 | 07/11/2002 | 149,928,542 |
| 300,000,000 | 1.68 | 07/18/2002 | 299,762,000 |
| 25,700,000 | 1.66 | 07/25/2002 | 25,671,644 |
| 12,900,000 | 1.73 | 08/08/2002 | 12,876,443 |
| 24,800,000 | 1.72 | 08/15/2002 | 24,746,680 |
| 80,000,000 | 1.72 | 08/29/2002 | 79,774,489 |
| 150,000,000 | 1.69 | 09/05/2002 | 149,535,250 |
| 100,000,000 | 1.70 | 09/19/2002 | 99,623,333 |
| 140,000,000 | 1.74 | 12/26/2002 | 138,798,995 |
| **Total U.S. Treasury Obligations** | | | $1,083,689,258 |
| **Total Investments** | | | $1,083,689,258 |

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

# Financial Square Government Fund

June 30, 2002 (Unaudited)

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **U.S. Government Agency Obligations—56.0%** | | | |
| Federal Farm Credit Bank | | | |
| $ 50,000,000 | 1.72%# | 09/06/2002 | $ 49,993,630 |
| Federal Home Loan Bank | | | |
| 50,000,000 | 1.78# | 07/01/2002 | 49,995,464 |
| 100,000,000 | 1.70# | 07/09/2002 | 99,997,604 |
| 70,000,000 | 1.81# | 07/18/2002 | 69,971,007 |
| 50,000,000 | 1.78# | 07/21/2002 | 49,977,931 |
| 30,000,000 | 1.74# | 08/14/2002 | 29,989,281 |
| 50,000,000 | 1.76# | 08/19/2002 | 49,987,548 |
| 50,000,000 | 1.73# | 09/04/2002 | 49,964,348 |
| 50,000,000 | 1.72# | 09/12/2002 | 49,963,800 |
| 30,000,000 | 1.72# | 09/17/2002 | 29,982,719 |
| 75,000,000 | 1.69# | 09/29/2002 | 74,949,159 |
| 40,000,000 | 2.45 | 10/18/2002 | 40,004,628 |
| 50,000,000 | 6.38 | 11/15/2002 | 50,789,765 |
| 35,000,000 | 2.35 | 12/20/2002 | 34,997,321 |
| 40,000,000 | 5.13 | 01/13/2003 | 40,588,523 |
| 40,000,000 | 2.84 | 05/05/2003 | 39,996,849 |
| 40,000,000 | 2.90 | 05/05/2003 | 39,995,129 |
| 20,000,000 | 2.80 | 05/07/2003 | 19,999,169 |
| Federal Home Loan Mortgage Corp. | | | |
| 25,000,000 | 2.15 | 11/07/2002 | 24,807,396 |
| 50,000,000 | 2.14 | 12/05/2002 | 49,533,361 |
| 50,000,000 | 2.20 | 01/02/2003 | 49,434,722 |
| 25,000,000 | 2.24 | 01/02/2003 | 24,712,222 |
| Federal National Mortgage Association | | | |
| 100,000,000 | 1.78# | 07/01/2002 | 99,996,923 |
| 100,000,000 | 1.79# | 07/01/2002 | 99,993,714 |
| 70,000,000 | 1.80# | 07/01/2002 | 69,986,273 |
| 100,000,000 | 1.69# | 07/07/2002 | 99,984,008 |
| 128,000,000 | 1.69# | 07/15/2002 | 127,931,773 |
| 75,000,000 | 1.69# | 07/20/2002 | 74,986,051 |
| 150,000,000 | 1.70# | 07/23/2002 | 149,999,111 |
| 125,000,000 | 1.77# | 07/25/2002 | 124,988,368 |
| 100,000,000 | 1.70# | 07/26/2002 | 99,998,646 |
| 95,000,000 | 1.75# | 07/27/2002 | 94,973,171 |
| 75,000,000 | 1.72# | 07/29/2002 | 74,991,445 |
| 50,000,000 | 1.73# | 08/01/2002 | 49,962,199 |
| 50,000,000 | 1.74# | 08/02/2002 | 49,967,645 |
| 50,000,000 | 1.74# | 08/05/2002 | 49,967,336 |
| 42,850,000 | 6.38 | 10/15/2002 | 43,417,014 |
| 50,000,000 | 2.05 | 11/01/2002 | 49,649,792 |
| 75,282,000 | 2.37 | 11/15/2002 | 74,603,019 |
| 65,000,000 | 2.22 | 12/13/2002 | 64,338,625 |
| Student Loan Marketing Association | | | |
| 75,000,000 | 1.93# | 07/02/2002 | 74,977,466 |
| 50,000,000 | 3.76 | 07/16/2002 | 49,999,868 |
| 22,500,000 | 2.70 | 04/25/2003 | 22,523,697 |
| 30,000,000 | 2.65 | 06/13/2003 | 29,993,844 |
| 6,800,000 | 2.25> | 07/02/2003 | 6,798,776 |
| 20,000,000 | 2.60 | 07/02/2003 | 20,014,677 |
| **Total U.S. Government Agency Obligations** | | | **$2,723,675,017** |

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **U.S. Treasury Obligation—5.8%** | | | |
| United States Treasury Inflation Indexed Note (TIPS) | | | |
| $280,092,500 | 3.63% | 07/15/2002 | $ 280,870,154 |
| **Total U.S. Treasury Obligation** | | | **$ 280,870,154** |
| **Total Investments before Repurchase Agreements** | | | **$3,004,545,171** |
| **Repurchase Agreementsˆ*—38.2%** | | | |
| C.S. First Boston Corp. | | | |
| $150,000,000 | 1.78% | 07/18/2002 | $ 150,000,000 |
| Maturity Value: $150,363,417 | | | |
| Dated: 05/30/02 | | | |
| 100,000,000 | 1.77 | 08/07/2002 | 100,000,000 |
| Maturity Value: $100,216,333 | | | |
| Dated: 06/24/02 | | | |
| Goldman, Sachs & Co. | | | |
| 50,000,000 | 1.89 | 07/01/2002 | 50,000,000 |
| Maturity Value: $50,007,875 | | | |
| Joint Repurchase Agreement Account I | | | |
| 140,200,000 | 1.89 | 07/01/2002 | 140,200,000 |
| Joint Repurchase Agreement Account II | | | |
| 1,120,000,000 | 1.96 | 07/01/2002 | 1,120,000,000 |
| Lehman Brothers Holdings, Inc. | | | |
| 70,700,000 | 1.85 | 07/01/2002 | 70,700,000 |
| Maturity Value: $70,710,900 | | | |
| Merrill Lynch & Co., Inc. | | | |
| 25,000,000 | 1.70 | 07/01/2002 | 25,000,000 |
| Maturity Value: $25,003,542 | | | |
| UBS Warburg LLC | | | |
| 50,000,000 | 1.85 | 07/01/2002 | 50,000,000 |
| Maturity Value: $50,007,708 | | | |
| 150,000,000 | 1.79 | 09/05/2002 | 150,000,000 |
| Maturity Value: $150,671,250 | | | |
| Dated: 06/07/02 | | | |
| **Total Repurchase Agreements** | | | **$1,855,900,000** |
| **Total Investments** | | | **$4,860,445,171** |

> Forward commitment.

# Variable rate security index is based on either U.S. Treasury Bill, federal funds, LIBOR or Prime lending rate.

ˆ At June 30, 2002, these agreements were fully collateralized by U.S. Treasury or Federal Agency obligations.

* Unless noted, all repurchase agreements were entered into on June 28, 2002.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

# Financial Square Federal Fund

June 30, 2002 (Unaudited)

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **U.S. Government Agency Obligations—99.9%** | | | |
| Federal Farm Credit Bank | | | |
| $573,100,000 | 1.70%‡ | 07/01/2002 | $ 573,100,000 |
| 132,400,000 | 1.70 | 07/01/2002 | 132,400,000 |
| 50,000,000 | 1.73# | 07/01/2002 | 49,995,699 |
| 70,000,000 | 1.75# | 07/01/2002 | 70,000,000 |
| 75,000,000 | 1.77# | 07/01/2002 | 74,964,877 |
| 50,000,000 | 1.70 | 07/02/2002 | 49,997,639 |
| 28,655,000 | 1.74 | 07/02/2002 | 28,653,619 |
| 150,000,000 | 1.69 | 07/03/2002 | 149,985,917 |
| 50,000,000 | 1.70 | 07/03/2002 | 49,995,278 |
| 135,000,000 | 1.69# | 07/06/2002 | 134,949,510 |
| 50,000,000 | 1.70 | 07/12/2002 | 49,974,028 |
| 20,000,000 | 1.75 | 07/12/2002 | 19,989,305 |
| 393,500,000 | 1.69‡ | 07/15/2002 | 393,500,000 |
| 95,000,000 | 1.70# | 07/15/2002 | 94,997,667 |
| 75,000,000 | 1.72 | 07/15/2002 | 74,949,833 |
| 31,447,000 | 1.73 | 07/15/2002 | 31,425,843 |
| 75,000,000 | 1.69 | 07/16/2002 | 74,947,188 |
| 135,000,000 | 1.72 | 07/16/2002 | 134,903,250 |
| 40,000,000 | 1.69 | 07/18/2002 | 39,968,078 |
| 40,000,000 | 1.71 | 07/18/2002 | 39,967,700 |
| 100,000,000 | 1.68 | 07/19/2002 | 99,916,000 |
| 100,000,000 | 1.68 | 07/23/2002 | 99,897,333 |
| 20,000,000 | 1.73 | 07/24/2002 | 19,977,894 |
| 106,200,000 | 1.69 | 07/25/2002 | 106,080,348 |
| 75,500,000 | 1.72 | 07/25/2002 | 75,413,427 |
| 50,000,000 | 1.73 | 07/25/2002 | 49,942,333 |
| 100,000,000 | 1.67 | 07/26/2002 | 99,884,028 |
| 100,000,000 | 1.77# | 07/27/2002 | 99,981,639 |
| 100,000,000 | 1.70 | 07/30/2002 | 99,863,056 |
| 44,250,000 | 1.75 | 08/05/2002 | 44,174,714 |
| 27,809,000 | 1.91 | 08/16/2002 | 27,741,131 |
| 200,000,000 | 1.73 | 08/20/2002 | 199,519,444 |
| 50,000,000 | 1.75 | 08/22/2002 | 49,873,611 |
| 140,000,000 | 1.74# | 08/24/2002 | 139,941,152 |
| 36,935,000 | 3.45 | 09/04/2002 | 36,943,292 |
| 185,000,000 | 1.72# | 09/06/2002 | 184,976,429 |
| 110,000,000 | 1.72 | 09/06/2002 | 109,647,878 |
| 7,700,000 | 1.96 | 09/13/2002 | 7,668,978 |
| 27,149,000 | 1.74 | 09/25/2002 | 27,036,475 |
| 25,000,000 | 2.20 | 10/01/2002 | 25,000,000 |
| 150,000,000 | 1.75 | 10/09/2002 | 149,270,833 |
| 20,000,000 | 2.15 | 11/15/2002 | 19,836,361 |
| 60,000,000 | 2.22 | 11/15/2002 | 59,493,100 |
| 70,000,000 | 2.95 | 04/01/2003 | 69,990,541 |
| Federal Home Loan Bank | | | |
| 150,000,000 | 1.72# | 07/01/2002 | 149,966,553 |
| 50,000,000 | 1.73# | 07/01/2002 | 49,993,397 |
| 250,000,000 | 1.78# | 07/01/2002 | 249,990,106 |
| 215,000,000 | 1.78# | 07/01/2002 | 214,974,054 |
| 49,965,000 | 1.87 | 07/01/2002 | 49,965,000 |
| 200,000,000 | 1.71# | 07/02/2002 | 199,906,151 |

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **U.S. Government Agency Obligations (continued)** | | | |
| Federal Home Loan Bank (continued) | | | |
| $330,000,000 | 1.69%# | 07/03/2002 | $ 329,913,181 |
| 6,592,000 | 1.85 | 07/03/2002 | 6,591,323 |
| 150,000,000 | 1.83 | 07/05/2002 | 149,969,500 |
| 25,000,000 | 1.82 | 07/08/2002 | 24,991,153 |
| 115,000,000 | 1.70# | 07/09/2002 | 114,997,245 |
| 150,000,000 | 1.72# | 07/14/2002 | 149,960,044 |
| 7,625,000 | 1.74 | 07/17/2002 | 7,619,103 |
| 140,000,000 | 1.81# | 07/18/2002 | 139,942,014 |
| 70,000,000 | 6.88 | 07/18/2002 | 70,097,737 |
| 150,000,000 | 1.78# | 07/21/2002 | 149,933,794 |
| 175,000,000 | 1.69# | 07/23/2002 | 174,968,875 |
| 5,425,000 | 1.73 | 07/24/2002 | 5,418,997 |
| 275,000,000 | 1.72# | 07/26/2002 | 274,948,783 |
| 150,000,000 | 1.74# | 07/30/2002 | 149,995,262 |
| 170,000,000 | 1.76# | 07/30/2002 | 169,947,282 |
| 50,000,000 | 1.77 | 08/02/2002 | 49,921,333 |
| 72,425,000 | 3.50 | 08/06/2002 | 72,421,264 |
| 135,000,000 | 1.74# | 08/07/2002 | 134,872,487 |
| 150,000,000 | 1.77 | 08/07/2002 | 149,727,896 |
| 92,505,000 | 1.75 | 08/09/2002 | 92,329,626 |
| 13,700,000 | 1.77 | 08/09/2002 | 13,673,730 |
| 5,100,000 | 1.71 | 08/14/2002 | 5,089,372 |
| 50,000,000 | 1.74# | 08/14/2002 | 49,974,906 |
| 55,122,000 | 1.76 | 08/14/2002 | 55,003,426 |
| 250,000,000 | 1.76# | 08/19/2002 | 249,935,926 |
| 60,000,000 | 6.88 | 08/28/2002 | 60,447,665 |
| 100,000,000 | 1.73# | 09/04/2002 | 99,928,695 |
| 75,336,000 | 1.75 | 09/04/2002 | 75,098,639 |
| 41,250,000 | 1.75 | 09/04/2002 | 41,119,662 |
| 100,000,000 | 1.74 | 09/06/2002 | 99,677,097 |
| 100,000,000 | 1.75 | 09/09/2002 | 99,659,722 |
| 150,000,000 | 1.71# | 09/11/2002 | 149,977,694 |
| 56,742,000 | 1.72 | 09/11/2002 | 56,546,807 |
| 49,875,000 | 2.02 | 09/11/2002 | 49,673,505 |
| 250,000,000 | 1.71 | 09/13/2002 | 249,121,250 |
| 84,000,000 | 1.75 | 09/13/2002 | 83,697,833 |
| 89,500,000 | 2.04 | 09/13/2002 | 89,124,697 |
| 65,000,000 | 1.73# | 09/15/2002 | 64,969,424 |
| 130,000,000 | 1.72# | 09/17/2002 | 129,925,115 |
| 50,000,000 | 2.04 | 09/18/2002 | 49,776,716 |
| 45,000,000 | 2.05 | 09/18/2002 | 44,797,661 |
| 121,100,000 | 1.73 | 09/25/2002 | 120,599,521 |
| 96,500,000 | 1.74 | 09/25/2002 | 96,100,034 |
| 60,000,000 | 2.45 | 10/18/2002 | 60,006,942 |
| 30,170,000 | 2.13 | 11/06/2002 | 30,177,634 |
| 50,000,000 | 2.15 | 11/08/2002 | 49,611,806 |
| 100,000,000 | 2.45 | 12/17/2002 | 99,970,073 |
| 34,694,000 | 2.24 | 12/20/2002 | 34,322,697 |
| 85,000,000 | 2.35 | 12/20/2002 | 84,993,494 |
| 90,000,000 | 2.25 | 12/27/2002 | 89,997,259 |
| 55,900,000 | 5.13 | 01/13/2003 | 56,722,461 |

The accompanying notes are an integral part of these financial statements.

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **U.S. Government Agency Obligations (continued)** | | | |
| Federal Home Loan Bank (continued) | | | |
| $ 50,000,000 | 3.00% | 04/25/2003 | $ 49,991,249 |
| 65,000,000 | 2.84 | 05/05/2003 | 64,994,880 |
| 60,000,000 | 2.90 | 05/05/2003 | 59,992,693 |
| Student Loan Marketing Association | | | |
| 43,428,000 | 1.85 | 07/01/2002 | 43,428,000 |
| 64,700,000 | 1.96 | 07/01/2002 | 64,700,000 |
| 35,000,000 | 3.95 | 07/01/2002 | 35,000,000 |
| 100,000,000 | 1.93# | 07/02/2002 | 99,969,954 |
| 75,000,000 | 1.75 | 07/25/2002 | 74,912,500 |
| 85,000,000 | 2.65 | 06/13/2003 | 84,982,557 |
| 53,485,000 | 2.60 | 07/02/2003 | 53,524,251 |
| Tennesee Valley Authority | | | |
| 22,000,000 | 1.70 | 08/01/2002 | 21,967,795 |
| **Total U.S. Government Agency Obligations** | | | $10,697,282,930 |
| **Total Investments** | | | $10,697,282,930 |

\# Variable rate security index is based on either U.S. Treasury Bill, federal funds, LIBOR or Prime lending rate.

‡ Federal Farm Credit Banks Funding Corporation issued Master Note Purchase Agreement.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

# Financial Square Tax-Free Money Market Fund

June 30, 2002 (Unaudited)

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Alabama—1.8%** | | | |
| Birmingham GO VRDN Capital Improvement Series 1998 A (Regions Bank LOC) (A-1/VMIG1) | | | |
| $ 5,470,000 | 1.25% | 07/05/2002 | $ 5,470,000 |
| Columbia IDB VRDN PCRB Refunding for Alabama Power Co. Project Series 1995 C (A-1/VMIG1) | | | |
| 7,000,000 | 2.00 | 07/01/2002 | 7,000,000 |
| Columbia IDB VRDN PCRB Refunding for Alabama Power Co. Project Series 1995 E (A-1/VMIG1) | | | |
| 8,600,000 | 1.80 | 07/01/2002 | 8,600,000 |
| Columbia IDB VRDN PCRB Refunding for Alabama Power Co. Project Series 1999 B (A-1/VMIG1) | | | |
| 10,000,000 | 1.85 | 07/01/2002 | 10,000,000 |
| Columbia IDB VRDN PCRB Refunding for Alabama Power Co. Series 1996 A (A-1/VMIG1) | | | |
| 9,700,000 | 1.85 | 07/01/2002 | 9,700,000 |
| Columbia IDB VRDN PCRB Refunding for Alabama Power Co. Series 1999 C (A-1/VMIG1) | | | |
| 11,700,000 | 1.85 | 07/01/2002 | 11,700,000 |
| Gadsden IDA PCRB for Alabama Power Co. Project Series 1994 (A-1/VMIG1) | | | |
| 3,900,000 | 1.95 | 07/01/2002 | 3,900,000 |
| Jefferson County Sewer Revenue Capital Improvement Series 2002 A (FGIC) (JP Morgan Chase & Co. SPA) (A-1+/ VMIG1) | | | |
| 5,000,000 | 1.30 | 07/05/2002 | 5,000,000 |
| Mobile City IDRB VRDN PCRB for Alabama Power Co. Series 1993 A (A-1/VMIG1) | | | |
| 5,100,000 | 1.48 | 07/05/2002 | 5,100,000 |
| West Jefferson IDB VRDN PCRB Refunding for Alabama Power Co. Project Series 1998 (A-1/VMIG1) | | | |
| 11,000,000 | 1.80 | 07/01/2002 | 11,000,000 |
| | | | $ 77,470,000 |
| **Alaska—1.3%** | | | |
| Alaska State Housing Finance Corp. VRDN Series 2000 B (A-1+/VMIG1) | | | |
| $ 33,300,000 | 1.30% | 07/03/2002 | $ 33,300,000 |
| Alaska State Housing Finance Corp. VRDN RB for Governmental Purposes Series 2001 A (MBIA) (A-1+) | | | |
| 24,600,000 | 1.25 | 07/05/2002 | 24,600,000 |
| | | | $ 57,900,000 |
| **Arizona—1.3%** | | | |
| Arizona School District TANS COPS Series 2001 (SP-1+/MIG1) | | | |
| $ 8,000,000 | 3.25% | 07/31/2002 | $ 8,004,540 |
| Maricopa County VRDN PCRB Refunding for Arizona Public Service Co. Series 1994 C Toronto Dominion Bank LOC) (A-1+/P-1) | | | |
| 19,800,000 | 1.85 | 07/01/2002 | 19,800,000 |

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Arizona (continued)** | | | |
| Mesa IDA VRDN RB for Discovery Health Systems Series 1999 B (MBIA) (JP Morgan Chase & Co. SPA) (A-1+/VMIG1) | | | |
| $ 30,635,000 | 1.33% | 07/03/2002 | $ 30,635,000 |
| | | | $ 58,439,540 |
| **California—5.1%** | | | |
| Bay Area Toll Authority California Toll Bridge VRDN RB for San Francisco Bay Area Series 2001 B (AMBAC) (Morgan Guaranty Trust SPA) (A-1+/VMIG1) | | | |
| $ 5,800,000 | 1.10% | 07/05/2002 | $ 5,800,000 |
| California Statewide Communities Development Authority TRANS Series 2002 B (SP-1+/MIG1) | | | |
| 68,000,000 | 3.00> | 06/30/2003 | 68,866,320 |
| East Bay California Municipal Utility District Water Systems RB Refunding Subseries 2002 B (FSA) (Dexia Credit SPA) (A-1+/VMIG1) | | | |
| 8,200,000 | 1.13 | 07/03/2002 | 8,200,000 |
| Fresno California RB VRDN for Trinity Health Credit Series 2000 C (A-1+/VMIG1) | | | |
| 31,010,000 | 1.15 | 07/05/2002 | 31,010,000 |
| Glendale California COPS VRDN for Police Building Project (Morgan Guaranty Trust SPA) (A-1+/VMIG1) | | | |
| 5,000,000 | 1.20 | 07/05/2002 | 5,000,000 |
| Los Angeles California Wastewater Systems VRDN RB Refunding Subseries 2001 A (FGIC-SPI) (A-1+/VMIG1) | | | |
| 9,000,000 | 1.88 | 10/31/2002 | 9,000,000 |
| Los Angeles California Wastewater Systems VRDN RB Refunding Subseries 2001 B (FGIC-SPI) (A-1+/VMIG1) | | | |
| 9,000,000 | 1.88 | 10/31/2002 | 9,000,000 |
| Los Angeles County Housing Authority VRDN MF Hsg. Refunding RB for Malibu Meadows Project Series 1998 B (FNMA) (A-1+) | | | |
| 2,800,000 | 1.10 | 07/05/2002 | 2,800,000 |
| Los Angeles County Pension Obligation VRDN RB Refunding Series 1996 B (AMBAC) (Credit Local de France SPA) (A-1+/VMIG1) | | | |
| 9,490,000 | 1.10 | 07/03/2002 | 9,490,000 |
| Los Angeles County Schools Pooled Financing Program GO TRANS COPS Series 2001 A (FSA) (SP-1+) | | | |
| 5,000,000 | 3.50 | 07/01/2002 | 5,000,000 |
| Los Angeles United School District 2001-2002 TRANS (SP-1+/MIG1) | | | |
| 8,080,000 | 4.00 | 07/23/2002 | 8,086,783 |
| Metropolitan Water District Southern California Waterworks VRDN RB Series 1998 B (Bank of America SPA) (A-1+/VMIG1) | | | |
| 4,000,000 | 1.15 | 07/05/2002 | 4,000,000 |
| Newport Beach VRDN RB for Hoag Memorial Hospital Series 1999 A (A-1+/VMIG1) | | | |
| 16,000,000 | 1.18 | 07/03/2002 | 16,000,000 |

The accompanying notes are an integral part of these financial statements.

14

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|

**California (continued)**

Newport Beach VRDN RB for Hoag Memorial Hospital
Series 1999 B (A-1+/VMIG1)

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| $ 10,700,000 | 1.18% | 07/03/2002 | $ 10,700,000 |

Newport Beach VRDN RB for Hoag Memorial Hospital
Series 1999 C (A-1+/VMIG1)

| 7,900,000 | 1.18 | 07/03/2002 | 7,900,000 |

Oakland Joint Powers Financing Authority Lease VRDN RB
Series 1998 A2 (FSA) (A-1/VMIG1)

| 5,200,000 | 1.25 | 07/05/2002 | 5,200,000 |

Orange County Apartment Development VRDN RB for Seaside
Meadow Series 1984 C (KBC Bank N.V LOC) (VMIG1)

| 11,000,000 | 1.15 | 07/05/2002 | 11,000,000 |

Southern California Public Power Authority VRDN RB
Refunding for Palo Verde Project Series 1996 C (AMBAC)
(Morgan Guaranty Trust SPA) (A-1+/VMIG1)

| 6,670,000 | 1.10 | 07/03/2002 | 6,670,000 |
| | | | $ 223,723,103 |

**Colorado—1.8%**

Colorado Health Facilities Authority VRDN RB for Sisters of
Charity (JP Morgan Chase Bank SPA) (A-1+/VMIG1)

| $ 22,500,000 | 1.25% | 07/03/2002 | $ 22,500,000 |

Colorado State General Fund RANS Series 2002 A (SP-1+)

| 30,000,000 | 3.00> | 06/27/2003 | 30,437,100 |

Northern Water Conservancy District COPS P-Float-PT 1395
(MBIA) (Merrill Lynch Capital Services SPA) (A-1+)

| 5,150,000 | 1.30 | 07/05/2002 | 5,150,000 |

Platte River Power Authority Electric VRDN RB Sub Lien
Series 1993 S-1 (Morgan Guaranty Trust SPA) (A-1+/VMIG1)

| 12,200,000 | 1.25 | 07/03/2002 | 12,200,000 |

Regional Transportation District Sales Tax VRDN RB P-Float-PT
1413 (AMBAC) (Merrill Lynch Capital Services SPA) (A-1+)

| 7,305,000 | 1.30 | 07/05/2002 | 7,305,000 |
| | | | $ 77,592,100 |

**Florida—7.1%**

Broward County MF Hsg VRDN RB for Island Club
Apartments Series 2001 A (FHLMC) (A-1+)

| $ 2,500,000 | 1.42% | 07/05/2002 | $ 2,500,000 |

Broward County MF Hsg VRDN RB for Landings of Inverrary
Apartments Series 1985 (FNMA) (VMIG1)

| 9,600,000 | 1.42 | 07/05/2002 | 9,600,000 |

Broward County MF Hsg VRDN RB for Sanctuary Apartments
Project Series 1985 (FNMA) (VMIG1)

| 6,000,000 | 1.42 | 07/05/2002 | 6,000,000 |

Escambia County VRDN PCRB Refunding for Gulf Power Co.
Project Series 1997 (A-1/VMIG1)

| 20,300,000 | 1.85 | 07/01/2002 | 20,300,000 |

Florida Board of Education Eagle Tax Exempt Trust
Series 20010901 (A-1+)

| 26,850,000 | 1.33 | 07/05/2002 | 26,850,000 |

---

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|

**Florida (continued)**

Florida Board of Education Eagle Tax-Exempt Trust
Series 20010906 Class A COPS (A-1+)

| $ 1,500,000 | 1.33% | 07/05/2002 | $ 1,500,000 |

Florida Department of Transportation Eagle Tax-Exempt Trust
Series 96C 0903 (A-1+)

| 12,750,000 | 1.33 | 07/05/2002 | 12,750,000 |

Florida Local Government Financing Commission Pooled CP
Notes Series A (First Union National Bank LOC) (A-1/P-1)

| 17,325,000 | 1.45 | 08/09/2002 | 17,325,000 |
| 6,600,000 | 1.65 | 10/01/2002 | 6,600,000 |
| 14,680,000 | 1.35 | 11/21/2002 | 14,680,000 |
| 15,383,000 | 1.45 | 11/22/2002 | 15,383,000 |

Jackson County VRDN PCRB RB for Gulf Power Co. Project
Series 1997 (A-1/VMIG1)

| 1,930,000 | 1.90 | 07/01/2002 | 1,930,000 |

Jacksonville County Electric Authority VRDN Subordinated
Electric Systems Series 2000 F (Landesbank
Hessen-Thueringen SPA) (A-1+/VMIG1)

| 13,700,000 | 1.85 | 07/01/2002 | 13,700,000 |

Jacksonville County Electric Authority VRDN RB Subordinated
Electric Systems Series 2000 A (Westdeutsche Landesbank
SPA) (A-1+/VMIG1)

| 7,700,000 | 1.85 | 07/01/2002 | 7,700,000 |

Jacksonville County Electric Authority VRDN RB Subordinated
Electric Systems Series 2000 B (Landesbank Hessen-
Thueringen Girozentrale SPA) (A-1+/VMIG1)

| 3,500,000 | 1.85 | 07/01/2002 | 3,500,000 |

Jacksonville County Electric Authority VRDN RB Subordinated
Electric Systems Series 2001 B (Bank of America SPA)
(A-1+/VMIG1)

| 7,700,000 | 1.85 | 07/01/2002 | 7,700,000 |

Jacksonville Health Facilities Authority Hospital VRDN RB for
Baptist Medical Center Project (First Union National Bank
LOC) (A-1)

| 40,400,000 | 1.25 | 07/05/2002 | 40,400,000 |

Jacksonville Health Facilities CP for Mayo Foundation
Series 2001 A (MIG1)

| 15,000,000 | 1.40 | 07/09/2002 | 15,000,000 |

Jacksonville Health Facilities CP for Mayo Foundation Series
2001 B (MIG1)

| 20,870,000 | 1.40 | 08/12/2002 | 20,870,000 |

Jea Variable Right Water & Sewer Series 2001 D (A-1/MIG1)

| 13,500,000 | 1.50 | 07/18/2002 | 13,500,000 |
| 15,000,000 | 1.45 | 10/09/2002 | 15,000,000 |

Orlando Florida Utilities Commission Water Revenue VRDN
Series 2002 A (Bayerische Landesbank SPA) (A-1+/VMIG1)

| 23,000,000 | 1.15> | 07/03/2002 | 23,000,000 |

Palm Beach County School Board COPS Floating Rate PA-658
Series 2000 A (A-1+)

| 7,870,000 | 1.30 | 07/05/2002 | 7,870,000 |

The accompanying notes are an integral part of these financial
statements.

15

# Financial Square Tax-Free Money Market Fund (continued)

June 30, 2002 (Unaudited)

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Florida (continued)** | | | |
| Sunshine State Government Finance Commission CP Series F (A-1+/F-1+) | | | |
| $ 10,000,000 | 1.45% | 10/10/2002 | $ 10,000,000 |
| | | | $ 313,658,000 |
| **Georgia—12.1%** | | | |
| Albany Dougherty County Georgia Hospital VRDN RB for Phoebe Hospital Series 2002 (AMBAC) (Regions Bank SPA) (VMIG1) | | | |
| $ 20,000,000 | 1.85% | 07/01/2002 | $ 20,000,000 |
| Albany Dougherty Payroll Development Authority VRDN PCRB for Georgia Power Co. Series 1991 (VMIG1) | | | |
| 1,900,000 | 1.85 | 07/01/2002 | 1,900,000 |
| Appling County IDA VRDN PCRB for Georgia Power Co. Series 1997 (A-1/VMIG1) | | | |
| 14,200,000 | 1.80 | 07/01/2002 | 14,200,000 |
| Atlanta Georgia TANS GO Series A (SP-1+/MIG1) | | | |
| 19,000,000 | 1.65 | 12/31/2002 | 19,000,000 |
| Bartow County IDA VRDN PCRB for Georgia Power Co. First Series 1996 (VMIG1) | | | |
| 2,100,000 | 1.80 | 07/01/2002 | 2,100,000 |
| Bartow County IDA VRDN PCRB for Georgia Power Co. First Series 1997 (A-1/VMIG1) | | | |
| 25,800,000 | 1.85 | 07/01/2002 | 25,800,000 |
| Burke County IDA VRDN PCRB for Georgia Power Co. Third Series 1995 (VMIG1) | | | |
| 11,835,000 | 1.85 | 07/01/2002 | 11,835,000 |
| Burke County IDA VRDN PCRB for Georgia Power Co. Eighth Series 1994 (A-1/VMIG1) | | | |
| 7,000,000 | 1.85 | 07/01/2002 | 7,000,000 |
| Burke County IDA VRDN PCRB for Georgia Power Co. Fifth Series 1995 (VMIG1) | | | |
| 22,300,000 | 1.85 | 07/01/2002 | 22,300,000 |
| Burke County IDA VRDN PCRB for Georgia Power Co. First Series 1992 (VMIG1) | | | |
| 6,355,000 | 1.80 | 07/01/2002 | 6,355,000 |
| Burke County IDA VRDN PCRB for Georgia Power Co. First Series 1997 (VMIG1) | | | |
| 11,500,000 | 1.80 | 07/01/2002 | 11,500,000 |
| Burke County IDA VRDN PCRB for Georgia Power Co. Fourth Series 1995 (VMIG1) | | | |
| 4,300,000 | 1.80 | 07/01/2002 | 4,300,000 |
| Burke County IDA VRDN PCRB for Georgia Power Co. Ninth Series 1994 (A-1/VMIG1) | | | |
| 9,400,000 | 1.75 | 07/01/2002 | 9,400,000 |
| Burke County IDA VRDN PCRB for Georgia Power Co. Series 1996 (VMIG1) | | | |
| 10,000,000 | 1.85 | 07/01/2002 | 10,000,000 |

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Georgia (continued)** | | | |
| Burke County IDA VRDN PCRB for Oglethorpe Power Corp. Series 1994 A (FGIC) (Credit Local de France SPA) (A-1+/VMIG1) | | | |
| $ 36,130,000 | 1.25% | 07/03/2002 | $ 36,130,000 |
| Cobb County IDA VRDN PCRB for Georgia Power Co. Series 1991 (VMIG1) | | | |
| 8,330,000 | 1.80 | 07/01/2002 | 8,330,000 |
| Dekalb County Hospital Authority Anticipation Certificates for Dekalb Medical Center, Inc. Series 1993 B (Suntrust Bank LOC) (VMIG1) | | | |
| 3,540,000 | 1.25 | 07/03/2002 | 3,540,000 |
| Dekalb Private Hospital Authority VRDN RB Anticipation Certificates for Children's Health Care System Project Series 1998 B (Suntrust Bank LOC) (VMIG1) | | | |
| 12,000,000 | 1.25 | 07/03/2002 | 12,000,000 |
| Effingham County IDA VRDN PCRB for Savannah Electric & Power Co. Series 1997 (A-1/VMIG1) | | | |
| 5,400,000 | 1.85 | 07/01/2002 | 5,400,000 |
| Floyd County IDA VRDN PCRB for Georgia Power Co. Plant Hammond Series 1996 (A-1/VMIG1) | | | |
| 5,980,000 | 1.85 | 07/01/2002 | 5,980,000 |
| Fulco Hospital Authority VRDN Revenue Anticipation Certificates for Peidmont Hospital Project Series 1999 (Suntrust Bank LOC) (A-1+/VMIG1) | | | |
| 19,380,000 | 1.20 | 07/03/2002 | 19,380,000 |
| Heard County IDA VRDN PCRB for Georgia Power Plant Series 1997 (A-1/VMIG1) | | | |
| 19,700,000 | 1.80 | 07/01/2002 | 19,700,000 |
| Metropolitan Atlanta Rapid Transit Georgia Tax VRDN Series 2000 A (Bayerische Landesbank LOC) (A-1+/VMIG1) | | | |
| 41,180,000 | 1.25 | 07/03/2002 | 41,180,000 |
| Metropolitan Atlanta Rapid Transit Georgia Tax VRDN Series B (Bayerische Landesbank LOC) (A-1+/VMIG1) | | | |
| 35,350,000 | 1.20 | 07/03/2002 | 35,350,000 |
| Monroe County IDA VRDN PCRB for Georgia Power Co. Plant First Series 1997 (A-1/VMIG1) | | | |
| 3,300,000 | 1.85 | 07/01/2002 | 3,300,000 |
| Monroe County IDA VRDN PCRB for Georgia Power Co. Plant Series 1997 (A-1/VMIG1) | | | |
| 15,200,000 | 1.80 | 07/01/2002 | 15,200,000 |
| Municipal Electric Authority of Georgia VRDN RB General Series 1985 C (Bayerische Landesbank Girozentrale LOC) (A-1+/VMIG1) | | | |
| 45,300,000 | 1.20 | 07/03/2002 | 45,300,000 |
| Municipal Electric Authority of Georgia VRDN RB Project One Series 1994 B (FSA) (Dexia Bank SPA) (A-1+/VMIG1) | | | |
| 9,000,000 | 1.10 | 07/03/2002 | 9,000,000 |
| Municipal Electric Authority of Georgia VRDN RB Project One Series 1994 D (FSA) (Dexia Credit Local SPA) (A-1/VMIG1) | | | |
| 12,800,000 | 1.20 | 07/03/2002 | 12,800,000 |

The accompanying notes are an integral part of these financial statements.

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|

**Georgia (continued)**

Municipal Electric Authority of Georgia VRDN RB Project One Sub-D (Dexia Credit Local SPA) (A-1/VMIG1)

| $ 8,500,000 | 1.20% | 07/03/2002 | $ 8,500,000 |

Municipal Electric Authority of Georgia VRDN RB Series 1985 B (Landesbank Hessen Thueringen Girozentrale LOC) (A-1/VMIG1)

| 21,700,000 | 1.10 | 07/03/2002 | 21,700,000 |

Municipal Electric Authority RB VRDN Series 1994 E (FSA) (Dexia Credit Local de France SPA) (A-1/VMIG1)

| 15,000,000 | 1.15 | 07/03/2002 | 15,000,000 |

Private Colleges & University Facilities VRDN RB for Emory University Series 2000 B (A-1+/VMIG1)

| 25,000,000 | 1.10 | 07/03/2002 | 25,000,000 |

Putnam County IDA VRDN PCRB for Georgia Power Co. First Series 1996 (VMIG1)

| 15,900,000 | 1.80 | 07/01/2002 | 15,900,000 |

Putnam County IDA VRDN PCRB for Georgia Power Co. Series 1998 (A-1/VMIG1)

| 5,500,000 | 1.80 | 07/01/2002 | 5,500,000 |

Savannah Economic Development Authority VRDN PCRB Refunding for Savannah Electric & Power Project Series 1993 (A-1/VMIG1)

| 2,785,000 | 1.85 | 07/01/2002 | 2,785,000 |
| | | | $ 532,665,000 |

**Hawaii—0.4%**

Honolulu City & County GO VRDN Series 2000 A (Landesbank Hessen-Thueringen Girozentrale LOC) (A-1+/VMIG1)

| $ 16,300,000 | 1.20% | 07/03/2002 | $ 16,300,000 |

**Illinois—7.3%**

Chicago Illinois GO Tender Notes Series 2001 (Landesbank Hessen-Thueringen Girozentrale LOC) (A-1+/VMIG1)

| $ 8,700,000 | 1.90% | 10/31/2002 | $ 8,700,000 |

Chicago Illinois GO Eagle Tax-Exempt Trust VRDN Series 20011301 Class A (FGIC) (A-1+)

| 8,910,000 | 1.33 | 07/05/2002 | 8,910,000 |

Chicago Illinois GO VRDN Series 2002 B (A-1+/VMIG1)

| 14,000,000 | 1.27 | 07/05/2002 | 14,000,000 |

Chicago Illinois Metropolitan Water Reclamation District GO VRDN Series 2002 A (A-1+/VMIG1)

| 18,000,000 | 1.20 | 07/03/2002 | 18,000,000 |

Chicago Illinois Wastewater Transmission RB VRDN Merlots Series 2001 A125 (MBIA) (First Union National) (VMIG1)

| 4,000,000 | 1.37 | 07/03/2002 | 4,000,000 |

City of Chicago Board Of Education GO VRDN Series 2000 C (FSA) (Dexia Public Finance Bank SPA) (A-1+/VMIG1)

| 10,000,000 | 1.25 | 07/05/2002 | 10,000,000 |

City of Chicago Board Of Education GO VRDN Series 2000 D (FSA) (Dexia Public Finance Bank SPA) (A-1+/VMIG1)

| 12,500,000 | 1.25 | 07/05/2002 | 12,500,000 |

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|

**Illinois (continued)**

City of Chicago Illinois CP (A-1+/P-1)

| $ 6,325,000 | 1.50% | 10/10/2002 | $ 6,325,000 |

Cook County Illinois VRDN Series 2002 B (Landesbank Hessen-Thueringen Girozentrale SPA) (A-1+/VMIG1)

| 22,000,000 | 1.43 | 07/03/2002 | 22,000,000 |

Evanston GO VRDN Capital Improvement Project Series 2000 D (Bank of America N.A SPA) (VMIG1)

| 5,000,000 | 1.20 | 07/05/2002 | 5,000,000 |

Evanston GO VRDN Maple Street Project Series 2000 A (Bank of America N.A. SPA) (VMIG1)

| 18,500,000 | 1.20 | 07/05/2002 | 18,500,000 |

Evanston GO VRDN Recreation Center Project Series 2000 C (Bank of America N.A SPA) (VMIG1)

| 5,400,000 | 1.20 | 07/05/2002 | 5,400,000 |

Illinois GO Eagle Tax-Exempt Trust VRDN Series 96C 1301 (A-1+)

| 5,000,000 | 1.33 | 07/05/2002 | 5,000,000 |

Illinois Health Facilities Authority VRDN for The Revolving Fund Pooled Finance Program Series 1985 C (Bank One, N.A. LOC) (A-1/VMIG1)

| 46,100,000 | 1.30 | 07/03/2002 | 46,100,000 |

Illinois Health Facilities Authority VRDN for The Revolving Fund Pooled Finance Program Series 1985 D (Bank One, N.A. LOC) (A-1/VMIG1)

| 41,725,000 | 1.30 | 07/03/2002 | 41,725,000 |

Illinois Health Facilities Authority VRDN RB for Resurrection Health Series 1999 B (FSA) (Lasalle Bank N.A SPA) (A-1+/VMIG1)

| 5,450,000 | 1.30 | 07/03/2002 | 5,450,000 |

Illinois State GO Eagle Tax-Exempt Trust VRDN Series 96C 1305 Class A COPS (FGIC) (A-1+/VMIG1)

| 14,850,000 | 1.33 | 07/05/2002 | 14,850,000 |

Illinois State Sales Tax Revenue Merlots Series 2001 A102 (A-1+)

| 7,950,000 | 1.37 | 07/05/2002 | 7,950,000 |

Illinois State Toll Highway Authority VRDN RB Series 1998 B (FSA) (Landesbank Hessen-Thueringen SPA) (VMIG1)

| 11,400,000 | 1.25 | 07/05/2002 | 11,400,000 |

Illinois State Toll Highway Priority VRDN Series 1993 B (MBIA) (Societe Generale LOC) (A-1+/VMIG1)

| 45,500,000 | 1.20 | 07/03/2002 | 45,500,000 |

Metropolitan Pier Eagle Tax-Exempt Trust Series 20001307 Class A (FGIC) (A-1+)

| 10,205,000 | 1.33 | 07/05/2002 | 10,205,000 |

Village of Sauget VRDN PCRB for Pharmacia Corp. Project Series 1992 (P-1)

| 1,000,000 | 1.35 | 07/03/2002 | 1,000,000 |

Village of Sauget VRDN PCRB for Pharmacia Corp. Project Series 1993 (P-1)

| 1,900,000 | 1.35 | 07/03/2002 | 1,900,000 |
| | | | $ 324,415,000 |

The accompanying notes are an integral part of these financial statements.

# Financial Square Tax-Free Money Market Fund (continued)

June 30, 2002 (Unaudited)

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Indiana—2.9%** | | | |
| Indiana Hospital Equipment Financing Authority VRDN Insured Series 1985 A (MBIA) (Bank One Trust Co. SPA) (A-1/VMIG1) | | | |
| $ 66,675,000 | 1.25% | 07/03/2002 | $ 66,675,000 |
| Indiana State Development Finance Authority VRDN PCRB Refunding ALCOA, Inc. Project (A-1/VMIG1) | | | |
| 9,000,000 | 1.37 | 07/03/2002 | 9,000,000 |
| Indiana State Educational Facilities Authority VRDN RB for Depauw University Project (Northern Trust Co. SPA) (VMIG1) | | | |
| 6,500,000 | 1.85 | 07/01/2002 | 6,500,000 |
| Indiana TFA Eagle Tax-Exempt Trust Series 200011401 Class A (A-1+) | | | |
| 6,515,000 | 1.33 | 07/05/2002 | 6,515,000 |
| Indiana TFA Eagle Tax-Exempt Trust Series 20001401 (A-1+) | | | |
| 14,800,000 | 1.33 | 07/05/2002 | 14,800,000 |
| Indianapolis Bond Bank Eagle Tax-Exempt Trust Series 20021401 Class A (A-1+) | | | |
| 18,165,000 | 1.33 | 07/05/2002 | 18,165,000 |
| Warrick County VRDN PCRB for ALCOA Project Series 1992 (A-1) | | | |
| 7,475,000 | 1.37 | 07/05/2002 | 7,475,000 |
| | | | $ 129,130,000 |
| **Iowa—1.0%** | | | |
| Chillicothe City VRDN PCRB for Midamerican Energy Co./ Midwest Power Systems Series 1993 A (A-1/VMIG1) | | | |
| $ 2,400,000 | 1.40% | 07/03/2002 | $ 2,400,000 |
| Iowa Financing Authority VRDN RB Refunding for Trinity Health Series 2000 D (Morgan Guaranty Trust SPA) (A-1+) | | | |
| 28,815,000 | 1.20 | 07/05/2002 | 28,815,000 |
| Iowa Higher Education Loan Authority VRDN RB for Grinnell Private College Facility (A-1+/VMIG1) | | | |
| 12,500,000 | 1.25 | 07/05/2002 | 12,500,000 |
| | | | $ 43,715,000 |
| **Kansas—0.3%** | | | |
| Kansas State Department of Transportation Highway VRDN RB Series 2000 B-2 (A-1+/VMIG1) | | | |
| $ 6,300,000 | 2.00% | 07/01/2002 | $ 6,300,000 |
| Kansas State Department of Transportation Highway VRDN RB Series 2000 C-2 (A-1+/VMIG1) | | | |
| 4,000,000 | 1.25 | 07/03/2002 | 4,000,000 |
| Wyandotte County/Kansas City Unified Government GO Series 1998 (AMBAC) (AAA/Aaa) | | | |
| 3,725,000 | 5.00 | 09/03/2002 | 3,743,200 |
| | | | $ 14,043,200 |

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Kentucky—2.7%** | | | |
| Kentucky Association of Counties Advance Revenue/Cash Flow Borrowings TRANS (SP-1) | | | |
| $ 39,000,000 | 3.00%> | 06/30/2003 | $ 39,504,660 |
| Kentucky Development Finance Authority Hospital VRDN RB PT-625 (FGIC) (Banque Nationale Paris SPA) (A-1) | | | |
| 25,365,000 | 1.30 | 07/05/2002 | 25,365,000 |
| Kentucky Economic Development Financing Authority Hospital Facilities VRDN RB for The Health Alliance of Greater Cincinnati Series 1997 D (MBIA) (Credit Suisse First Boston SPA) (VMIG1) | | | |
| 14,008,000 | 1.25 | 07/03/2002 | 14,008,000 |
| Kentucky Interlocal School Transportation Association TRANS (SP-1+/MIG1) | | | |
| 36,700,000 | 3.00> | 06/30/2003 | 37,189,578 |
| Louisville & Jefferson County Eagle Tax-Exempt Trust Series 20011701 Class A COPS (A-1+) | | | |
| 2,500,000 | 1.33 | 07/05/2002 | 2,500,000 |
| | | | $ 118,567,238 |
| **Louisiana—2.9%** | | | |
| Delhi Louisiana IDRB Refunding for Tifton Aluminum Co. Project (A-1/VMIG1) | | | |
| $ 7,000,000 | 1.37% | 07/03/2002 | $ 7,000,000 |
| Louisiana Offshore Terminal Authority VRDN RB Refunding for Deepwater Port First Stage Series 1992 A (Suntrust Bank Nashville LOC) (A-1+/VMIG1) | | | |
| 20,750,000 | 1.85 | 07/01/2002 | 20,750,000 |
| New Orleans Aviation Board RB Refunding Series 1993 B (MBIA) (Credit Local de France SPA) (A-1+/VMIG1) | | | |
| 57,435,000 | 1.35 | 07/03/2002 | 57,435,000 |
| New Orleans Aviation Board RB Refunding Series 1995 A (MBIA) (Credit Local de France SPA) (A-1+/VMIG1) | | | |
| 9,335,000 | 1.35 | 07/03/2002 | 9,335,000 |
| Saint Charles Parish VRDN PCRB for Shell Oil Co. Project Series 1995 (A-1+/VMIG1) | | | |
| 14,100,000 | 1.85 | 07/01/2002 | 14,100,000 |
| Saint James Parish Louisiana VRDN PCRB Refunding for Occidental Petroleum Series 1996 (Bayerische Landesbank Girozentrale LOC) (P-1) | | | |
| 8,300,000 | 1.20 | 07/03/2002 | 8,300,000 |
| South Louisiana Commission Port VRDN RB for Occidental Petroleum Corp. Series 1996 (Bank of New York LOC) (P-1) | | | |
| 11,800,000 | 1.20 | 07/03/2002 | 11,800,000 |
| | | | $ 128,720,000 |
| **Maryland—0.2%** | | | |
| University of Maryland System Auxiliary Facility & Tuition P-Floats-PT 428 Series 1998 A (A-1+) | | | |
| $ 4,930,000 | 1.30% | 07/05/2002 | $ 4,930,000 |

The accompanying notes are an integral part of these financial statements.

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|

**Maryland (continued)**

Washington Suburban Sanitation District VRDN BANS
Series 2001 (Westdeutsche Landesbank LOC) (A-1+/VMIG1)

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| $ 4,000,000 | 1.25% | 07/03/2002 | $ 4,000,000 |
| | | | $ 8,930,000 |

**Massachusetts—2.6%**

Massachusetts Bay Transport Authority GO VRDN
(Westdeutsche Landesbank SPA) (A-1+/VMIG1)

| $ 7,600,000 | 1.10% | 07/03/2002 | $ 7,600,000 |
|---|---|---|---|

Massachusetts Health & Educational Facilities Authority VRDN
RB for Harvard University Series 2000 BB (A-1+/VMIG1)

| 5,400,000 | 1.10 | 07/05/2002 | 5,400,000 |
|---|---|---|---|

Massachusetts State Water Resources Authority RB Refunding
for Multi-Modal General Series 1999 B (Helaba Trust GmbH
LOC) (A-1+/VMIG1)

| 7,400,000 | 1.15 | 07/03/2002 | 7,400,000 |
|---|---|---|---|

Massachusetts VRDN GO  Series 1998 B (Toronto Dominion
Bank SPA) (A-1+/VMIG1)

| 35,150,000 | 1.15 | 07/05/2002 | 35,150,000 |
|---|---|---|---|

Massachusetts Water Resources Authority RB Refunding for
Multi-Modal General Series 1998 D (FGIC) (A-1+/VMIG1)

| 45,550,000 | 1.15 | 07/03/2002 | 45,550,000 |
|---|---|---|---|

Massachusetts Water Resources Authority Series 1999 (State
Street Bank & Trust LOC) (A-1+/P-1)

| 15,000,000 | 1.45 | 10/09/2002 | 15,000,000 |
|---|---|---|---|
| | | | $ 116,100,000 |

**Michigan—3.3%**

Detroit Sewage Disposal Revenue VRDN RB Second Lien
Series 2001 E (FGIC) (A-1+/VMIG1)

| $ 18,000,000 | 2.12% | 10/03/2002 | $ 18,000,000 |
|---|---|---|---|

Michigan Building Authority Eagle Tax-Exempt Trust
Series 20012204 Class A (A-1+)

| 8,000,000 | 1.33 | 07/05/2002 | 8,000,000 |
|---|---|---|---|

Michigan Municipal Bond Authority P-Floats-PT 396 Series 2000
(A-1+)

| 8,750,000 | 1.30 | 07/05/2002 | 8,750,000 |
|---|---|---|---|

Michigan Municipal Bond Authority RANS Series 2001 C-1
(SP-1+)

| 10,000,000 | 3.50 | 08/22/2002 | 10,012,773 |
|---|---|---|---|

Michigan Municipal Bond Authority RANS Series 2002 A
(SP-1+)

| 12,300,000 | 2.25 | 08/21/2002 | 12,315,392 |
|---|---|---|---|

Michigan State Building Authority RB P-Floats-PT  398
Series 2000 (A-1+)

| 6,605,000 | 1.30 | 07/05/2002 | 6,605,000 |
|---|---|---|---|

Michigan State Hospital Finance Authority VRDN RB
Refunding for Trinity Health Series 2000 E
(A-1+/VMIG1)

| 42,225,000 | 1.25 | 07/05/2002 | 42,225,000 |
|---|---|---|---|

**Michigan (continued)**

Michigan State Trunk Line Fund Series 1998 A-Eagle Tax-
Exempt Trust Series 982202 Class A (A-1+)

| $ 12,165,000 | 1.33% | 07/05/2002 | $ 12,165,000 |
|---|---|---|---|

Michigan State University VRDN RB General Series 2000 A
(Dexia Credit Local SPA) (A-1+/VMIG1)

| 5,000,000 | 1.15 | 07/03/2002 | 5,000,000 |
|---|---|---|---|

State of Michigan (A-1+/VMIG1)

| 10,000,000 | 2.15 | 10/02/2002 | 10,000,000 |
|---|---|---|---|

University of Michigan VRDN RB (A-1+/VMIG1)

| 13,000,000 | 1.20 | 07/05/2002 | 13,000,000 |
|---|---|---|---|
| | | | $ 146,073,165 |

**Minnesota—0.6%**

City of Rochester Mayo Foundation Series 2001 C (A-1+)

| $ 5,650,000 | 1.45% | 09/10/2002 | $ 5,650,000 |
|---|---|---|---|

Minnesota State Eagle Tax-Exempt Trust Series 20012301
Class A (A-1+)

| 3,300,000 | 1.33 | 07/05/2002 | 3,300,000 |
|---|---|---|---|

Rochester Health Care Facilities VRDN RB for Mayo
Foundation/Mayo Medical Center Series 1992 A (A-1+)

| 2,800,000 | 1.50 | 07/12/2002 | 2,800,000 |
|---|---|---|---|
| 1,000,000 | 1.55 | 07/12/2002 | 1,000,000 |

University of Minnesota VRDN RB Cap Projects Series 1999 A
(A-1+/VMIG1)

| 14,410,000 | 1.25 | 07/03/2002 | 14,410,000 |
|---|---|---|---|
| | | | $ 27,160,000 |

**Mississippi—0.2%**

Mississippi State GO Eagle Tax-Exempt Trust VRDN
Series 20012402 Class A (A-1)

| $ 11,000,000 | 1.33% | 07/05/2002 | $ 11,000,000 |
|---|---|---|---|

**Missouri—0.7%**

Missouri Environmental Improvement & Energy VRDN PCRB
Refunding for Monsanto Co. Series 1993 (P-1)

| $ 1,500,000 | 1.40% | 07/03/2002 | $ 1,500,000 |
|---|---|---|---|

Missouri Health & Educational Facility Authority RB for
Washington University Series 1984 (Morgan Guaranty Trust
SPA) (A-1+/VMIG1)

| 7,550,000 | 1.25 | 07/03/2002 | 7,550,000 |
|---|---|---|---|

Missouri State Health &  Educational Facility Authority VRDN
RB for Medical Research Facilities-Stowers (Toronto Dominion
Bank SPA) (A-1+/VMIG1)

| 20,000,000 | 1.25 | 07/05/2002 | 20,000,000 |
|---|---|---|---|
| | | | $ 29,050,000 |

**Nevada—0.7%**

Clark County P-Floats PA 653 Series 2000 (FGIC) (A-1+)

| $ 5,765,000 | 1.30% | 07/05/2002 | $ 5,765,000 |
|---|---|---|---|

The accompanying notes are an integral part of these financial
statements.

# Financial Square Tax-Free Money Market Fund (continued)

June 30, 2002 (Unaudited)

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Nevada (continued)** | | | |
| Clark County Nevada Eagle Tax-Exempt Trust Series 002801 Class A (A-1+) | | | |
| $ 1,000,000 | 1.33% | 07/05/2002 | $ 1,000,000 |
| Clark County Nevada Eagle Tax-Exempt Trust Series 962803 Class A (FGIC) (A-1+) | | | |
| 8,345,000 | 1.33 | 07/05/2002 | 8,345,000 |
| Las Vegas Valley Water Distribution CP Series A (A-1+) | | | |
| 6,300,000 | 1.50 | 07/11/2002 | 6,300,000 |
| 8,700,000 | 1.45 | 10/11/2002 | 8,700,000 |
| | | | $ 30,110,000 |
| **New Mexico—0.6%** | | | |
| Albuquerque NM VRDN RB (MBIA) (Bank of America N.A. SPA) (A-1+/VMIG1) | | | |
| $ 9,080,000 | 1.25% | 07/03/2002 | $ 9,080,000 |
| New Mexico State Severance Tax P-Floats-PT 1428 (A-1+) | | | |
| 11,615,000 | 1.30 | 07/05/2002 | 11,615,000 |
| University of New Mexico University RB VRDN Sub Lien Systems Improvement Series 2001 (Westdeutsche Landesbank SPA) (A-1+/VMIG1) | | | |
| 7,450,000 | 1.35 | 07/03/2002 | 7,450,000 |
| | | | $ 28,145,000 |
| **New York—8.4%** | | | |
| Long Island Power Authority Electric System VRDN RB Subseries 1998 2A (Westdeutsche Landesbank LOC/State Street Bank & Trust Co. LOC) (A-1+/VMIG1) | | | |
| $ 33,000,000 | 1.10% | 07/03/2002 | $ 33,000,000 |
| Long Island Power Authority Electric System VRDN RB Subseries 1998 3A (Morgan Guaranty Trust LOC) (A1+/VMIG1) | | | |
| 5,000,000 | 1.13 | 07/03/2002 | 5,000,000 |
| Metropolitan Transportation Authority Dedicated Tax Fund P-Floats-PT 656 Series 2000 A (FGIC) (A-1+) | | | |
| 2,625,000 | 1.19 | 07/05/2002 | 2,625,000 |
| Metropolitan Transportation Authority Eagle Tax-Exempt Trust Series 20022303 Class A (FSA) (A-1+) | | | |
| 9,155,000 | 1.23 | 07/05/2002 | 9,155,000 |
| Metropolitan Transportation Authority Eagle Tax-Exempt Trust Series 20022304 Class A (FSA) (A-1+) | | | |
| 14,290,000 | 1.23 | 07/05/2002 | 14,290,000 |
| Metropolitan Transportation Authority Eagle Tax-Exempt Trust Series 20022305 Class A (FSA) (A-1+) | | | |
| 6,470,000 | 1.23 | 07/05/2002 | 6,470,000 |
| New York City GO VRDN Series 1994 B Subseries B6 (MBIA) (Bank of Nova Scotia SPA) (A-1/VMIG1) | | | |
| 6,635,000 | 1.75 | 07/01/2002 | 6,635,000 |
| New York City Transitional Finance Authority Eagle Tax Exempt Trust Series 20003203 Class A COPS (A-1+) | | | |
| 2,890,000 | 1.18 | 07/05/2002 | 2,890,000 |

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **New York (continued)** | | | |
| New York City Transitional Finance Authority Series 2004 4 (SP-1+/MIG1) | | | |
| $ 30,000,000 | 2.50% | 02/26/2003 | $ 30,148,239 |
| New York City Transitional Finance Authority BANS for City Recovery Series 2001 A (SP-1+/MIG1) | | | |
| 44,020,000 | 3.25 | 10/02/2002 | 44,155,646 |
| New York City Transitional Finance Authority BANS Series 2001 3 (SP-1+) | | | |
| 39,500,000 | 2.75 | 11/13/2002 | 39,644,011 |
| New York City Transitional Finance Authority VRDN Future Tax Secured Series 1999 A-2 (A-1+/VMIG1) | | | |
| 39,320,000 | 1.15 | 07/03/2002 | 39,320,000 |
| New York City Transitional Finance Authority VRDN RB Future Tax Series 1998 A-2 (A-1+/VMIG1) | | | |
| 7,160,000 | 1.15 | 07/03/2002 | 7,160,000 |
| New York State Environmental Facilities Corp. RB Eagle Tax-Exempt Trust Series 96C 3204 COPS (A-1+) | | | |
| 9,300,000 | 1.18 | 07/05/2002 | 9,300,000 |
| New York State Housing Finance Agency VRDN RB for Liberty View Apartments Housing Series 1997 A (FNMA) (A-1+) | | | |
| 13,000,000 | 1.10 | 07/03/2002 | 13,000,000 |
| New York State Local Government Assistance Corp. VRDN RB Series 1995 C (Landesbank Hessen-Thueringen Girozenrale LOC) (A-1+/VMIG1) | | | |
| 8,600,000 | 1.15 | 07/03/2002 | 8,600,000 |
| New York State Local Government Assistance Corp. VRDN RB Series 1995 F (Toronto Dominion Bank LOC) (A-1+/VMIG1) | | | |
| 3,100,000 | 1.10 | 07/03/2002 | 3,100,000 |
| New York State Local Government Assistance Corp. VRDN RB Series 1995 G (Bank of Nova Scotia LOC) (A-1/VMIG1) | | | |
| 5,650,000 | 1.10 | 07/03/2002 | 5,650,000 |
| New York State Power Authority VRDN RB Subseries 2000 5 (A-1/VMIG1) | | | |
| 6,000,000 | 1.10 | 07/03/2002 | 6,000,000 |
| New York State Power Authority VRDN RB Subseries 2000 1 (VMIG1) | | | |
| 34,900,000 | 1.10 | 07/03/2002 | 34,900,000 |
| Triborough Bridge & Tunnel Authority VRDN RB for General Purpose Series 1999 C (AMBAC) (Westdeutsche Landesbank SPA) (A-1+/VMIG1) | | | |
| 13,315,000 | 1.10 | 07/05/2002 | 13,315,000 |
| Triborough Bridge & Tunnel Authority VRDN RB for General Purpose Series 2001 B (AMBAC) (State Street Bank & Trust SPA) (A-1+/VMIG1) | | | |
| 8,400,000 | 1.10 | 07/03/2002 | 8,400,000 |
| Triborough Bridge & Tunnel Authority VRDN RB for General Purpose Series 2001 C (AMBAC) (Bayerische Landesbank SPA) (A-1+/VMIG1) | | | |
| 20,600,000 | 1.10 | 07/03/2002 | 20,600,000 |

The accompanying notes are an integral part of these financial statements.

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|

**New York (continued)**

Triborough Bridge & Tunnel Authority VRDN RB Refunding Series 2000 D (FSA) (Lloyds TSB Bank PLC SPA) (A-1+/VMIG1)

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| $ 8,000,000 | 1.10% | 07/03/2002 | $ 8,000,000 |
| | | | $ 371,357,896 |

**North Carolina—2.6%**

City of Greensboro COPS VRDN for Municipal Property Acquisition Project Series 1998 (Wachovia Bank of NC SPA) (A-1/VMIG1)

| | | | |
|---|---|---|---|
| $ 3,500,000 | 1.25% | 07/05/2002 | $ 3,500,000 |

North Carolina Health Care Facilities VRDN RB Wakemed Project Series 1999 (Wachovia Bank, N.A. LOC) (A-1)

| | | | |
|---|---|---|---|
| 20,505,000 | 1.25 | 07/05/2002 | 20,505,000 |

North Carolina Medical Care Commission Hospital VRDN RB for Duke University Hospital Series 1985 B (Wachovia Bank N.A. SPA) (A-1/VMIG1)

| | | | |
|---|---|---|---|
| 19,600,000 | 1.20 | 07/05/2002 | 19,600,000 |

North Carolina Medical Care Commission VRDN RB for Baptist Hospitals Project Series 2000 (Wachovia Bank N.A SPA) (A-1/VMIG1)

| | | | |
|---|---|---|---|
| 41,400,000 | 1.29 | 07/03/2002 | 41,400,000 |

North Carolina State GO VRDN Series 2002 E (Landesbank Hessen-Thueringen SPA) (A-1+/MIG1)

| | | | |
|---|---|---|---|
| 10,200,000 | 1.15 | 07/03/2002 | 10,200,000 |

North Carolina State GO VRDN Series 2002 G (Landesbank Hessen-Thueringen SPA) (A-1+/MIG1)

| | | | |
|---|---|---|---|
| 12,000,000 | 1.25 | 07/03/2002 | 12,000,000 |

Wilmington North Carolina GO VRDN (First Union National SPA) (A-1/VMIG1)

| | | | |
|---|---|---|---|
| 6,625,000 | 1.25 | 07/03/2002 | 6,625,000 |
| | | | $ 113,830,000 |

**Ohio—1.9%**

Cuyahoga County Hospital VRDN RB for University Hospitals Health Systems, Inc. Series 1999 C (AMBAC) (JP Morgan Chase & Co. SPA) (A-1+/VMIG1)

| | | | |
|---|---|---|---|
| $ 6,400,000 | 1.30% | 07/05/2002 | $ 6,400,000 |

Franklin County RB VRDN for Trinity Health Credit Series 2000 F (A-1+/VMIG1)

| | | | |
|---|---|---|---|
| 42,900,000 | 1.25 | 07/05/2002 | 42,900,000 |

Hamilton County Hospital Facilities RB for The Health Alliance of Greater Cincinnati Series 1997 B (MBIA) (C.S First Boston SPA) (A-1+/VMIG1)

| | | | |
|---|---|---|---|
| 24,753,000 | 1.25 | 07/03/2002 | 24,753,000 |

Hamilton County Hospital Facilities RB for The Health Alliance of Greater Cincinnati Series 1997 F (MBIA) (C.S First Boston SPA) (A-1+/VMIG1)

| | | | |
|---|---|---|---|
| 4,400,000 | 1.25 | 07/03/2002 | 4,400,000 |

---

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|

**Ohio (continued)**

Ohio State University General Receipts VRDN RB Series 1999 B-2 (A-1+/VMIG1)

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| $ 4,685,000 | 1.23% | 07/03/2002 | $ 4,685,000 |
| | | | $ 83,138,000 |

**Oregon—2.9%**

Oregon State GO VRDN Series 73-G (Morgan Guaranty Trust SPA) (A-1+/VMIG1)

| | | | |
|---|---|---|---|
| $ 28,800,000 | 1.25% | 07/03/2002 | $ 28,800,000 |

Oregon State GO VRDN Series 73-H (Bayerische Landesbank SPA) (A-1+/VMIG1)

| | | | |
|---|---|---|---|
| 49,200,000 | 1.25 | 07/03/2002 | 49,200,000 |

Oregon State TANS Series 2002 A (SP-1+/MIG1)

| | | | |
|---|---|---|---|
| 33,500,000 | 3.25 | 05/01/2003 | 33,841,792 |

Tri-County Metropolitan Transportation District VRDN RB for Interstate Max Project Series 2001 A (Bayerische Landesbank LOC) (A-1+/VMIG1)

| | | | |
|---|---|---|---|
| 14,000,000 | 1.15 | 07/05/2002 | 14,000,000 |
| | | | $ 125,841,792 |

**Pennsylvania—2.0%**

Commonwealth of Pennsylvania GO Bonds First Series 1994 Eagle Tax-Exempt Trust 943804 Class A COPS (AMBAC) (A-1+)

| | | | |
|---|---|---|---|
| $ 15,030,000 | 1.33% | 07/05/2002 | $ 15,030,000 |

Lancaster County Hospital Authority VRDN RB for Health Center Masonic Homes Project (A-1/VMIG1)

| | | | |
|---|---|---|---|
| 11,725,000 | 1.25 | 07/03/2002 | 11,725,000 |

Lancaster County Hospital Authority VRDN RB for Health Center Masonic Homes Series 1999 (AMBAC) (A-1/VMIG1)

| | | | |
|---|---|---|---|
| 3,500,000 | 1.25 | 07/03/2002 | 3,500,000 |

Lancaster County Hospital Authority VRDN RB for Health Center Masonic Homes Series 2001 (AMBAC) (A-1+)

| | | | |
|---|---|---|---|
| 28,540,000 | 1.25 | 07/03/2002 | 28,540,000 |

Pennsylvania GO Second Series 2001 (AA/Aa2)

| | | | |
|---|---|---|---|
| 7,525,000 | 4.50 | 09/16/2002 | 7,562,663 |

Philadelphia Hospitals & Higher Education Facilities Authority VRDN RB for Childrens Hospital of Philadelphia Project Series 1992 (Morgan Guaranty Trust SPA) (A-1+/VMIG1)

| | | | |
|---|---|---|---|
| 4,700,000 | 1.85 | 07/01/2002 | 4,700,000 |

Temple University of Commonwealth Systems Pennsylvania University Funding Obligation (MIG1)

| | | | |
|---|---|---|---|
| 17,400,000 | 3.00 | 05/06/2003 | 17,555,980 |
| | | | $ 88,613,643 |

The accompanying notes are an integral part of these financial statements.

# Financial Square Tax-Free Money Market Fund (continued)

June 30, 2002 (Unaudited)

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Puerto Rico—2.2%** | | | |
| Puerto Rico Government Development Bank (A-1+) | | | |
| $ 6,025,000 | 1.50% | 07/24/2002 | $ 6,025,000 |
| 13,082,495 | 1.30 | 09/20/2002 | 13,082,495 |
| Puerto Rico TRANS Series 2001 (SP-1+/MIG1) | | | |
| 78,845,000 | 3.00 | 07/30/2002 | 78,895,296 |
| | | | $ 98,002,791 |
| **Rhode Island—0.1%** | | | |
| Rhode Island Clean Water Protection Finance Agency VRDN PCRB PT 1403 (Merrill Lynch Capital Services SPA) (A-1+) | | | |
| $ 5,175,000 | 1.30% | 07/05/2002 | $ 5,175,000 |
| **South Carolina—0.9%** | | | |
| South Carolina Public Service Authority (A-1+/P-1) | | | |
| $ 25,983,000 | 1.40% | 07/29/2002 | $ 25,983,000 |
| South Carolina State P-Floats-PT 1225 (A-1+) | | | |
| 6,805,000 | 1.27 | 07/05/2002 | 6,805,000 |
| South Carolina TRANS Eagle Tax-Exempt Trust Series 20014001 Class A (MBIA) (A-1+) | | | |
| 7,000,000 | 1.33 | 07/05/2002 | 7,000,000 |
| | | | $ 39,788,000 |
| **Tennessee—3.8%** | | | |
| Blount County IDB VRDN PCRB Refunding for ALCOA Series 1992 (A-1) | | | |
| $ 2,450,000 | 1.35% | 07/05/2002 | $ 2,450,000 |
| City of Memphis GO CP Series 2001 (A-1+/P-1) | | | |
| 3,000,000 | 1.25 | 07/26/2002 | 3,000,000 |
| 13,500,000 | 1.30 | 10/07/2002 | 13,500,000 |
| Knoxville Utilities Board VRDN RB Subordinate Electric System Notes (FSA) (Suntrust Bank SPA) (A-1+/VMIG1) | | | |
| 15,320,000 | 1.85 | 07/01/2002 | 15,320,000 |
| Knoxville Utilities Board VRDN RB Subordinate Gas System Notes Series 2000 (FSA) (Suntrust Bank SPA) (A-1+/VMIG1) | | | |
| 7,750,000 | 1.85 | 07/01/2002 | 7,750,000 |
| Knoxville Utilities Board VRDN RB Subordinate Water System Notes (FSA) (Suntrust Bank SPA) (A-1+/VMIG1) | | | |
| 11,175,000 | 1.85 | 07/01/2002 | 11,175,000 |
| Metropolitan Government Nashville & Davidson County Health & Education Facilities Board VRDN RB for Vanderbilt University Series 2002 B (Bayerische Landesbank SPA) (A-1+/VMIG1) | | | |
| 36,540,000 | 1.20 | 07/05/2002 | 36,540,000 |

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Tennessee (continued)** | | | |
| Metropolitan Government Nashville & Davidson Tennessee VRDN RB for Vanderbilt University Series 2002 B (Bayerische Landesbank SPA) (A-1+/VMIG1) | | | |
| $ 37,600,000 | 1.85% | 07/01/2002 | $ 37,600,000 |
| Sevier County Public Building Authority RB for Local Government Improvement Series 1999 F (AMBAC) (VMIG1) | | | |
| 26,700,000 | 1.25 | 07/05/2002 | 26,700,000 |
| Shelby Eagle Tax-Exempt Trust Series 20004704 Class A COPS (A-1+) | | | |
| 12,000,000 | 1.33 | 07/05/2002 | 12,000,000 |
| | | | $ 166,035,000 |
| **Texas—14.1%** | | | |
| City of Houston Texas Water & Sewer System CP Notes Series A (A-1+/P-1) | | | |
| $ 25,000,000 | 1.40% | 10/08/2002 | $ 25,000,000 |
| 23,000,000 | 1.40 | 10/10/2002 | 23,000,000 |
| City of San Antonio Electric & Gas System Series 1997 SG 104 (A-1+) | | | |
| 20,200,000 | 1.30 | 07/05/2002 | 20,200,000 |
| Coastal Bend Health Facilities Development Corp. VRDN Incarnate Word Health System RB Series 1998 B (AMBAC) (Bank One N.A. SPA) (SP-1+/VMIG1) | | | |
| 34,550,000 | 1.36 | 07/03/2002 | 34,550,000 |
| Cypress Fairbanks Texas Independent School District Merlots Series A129 (A-1) | | | |
| 10,000,000 | 1.37 | 07/03/2002 | 10,000,000 |
| Harris County GO VRDN RB Toll Road Series 1994 B (Morgan Guaranty Trust SPA) (A-1+/VMIG1) | | | |
| 19,300,000 | 1.15 | 07/03/2002 | 19,300,000 |
| Harris County GO VRDN RB Toll Road Series 1994 F (A-1+/VMIG1) | | | |
| 20,000,000 | 1.15 | 07/03/2002 | 20,000,000 |
| Harris County GO VRDN RB Toll Road Series 1994 G (A-1+/VMIG1) | | | |
| 24,000,000 | 1.20 | 07/03/2002 | 24,000,000 |
| Harris County GO VRDN RB Toll Road Series 1994 H (Morgan Guaranty Trust SPA) (A-1+/VMIG1) | | | |
| 32,200,000 | 1.20 | 07/03/2002 | 32,200,000 |
| Harris County Health Facilities Development Corp. RB Variable for Methodist Hospital Series 1994 (Morgan Guaranty Trust SPA) (A-1+) | | | |
| 52,575,000 | 1.85 | 07/01/2002 | 52,575,000 |

The accompanying notes are an integral part of these financial statements.

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Texas (continued)** | | | |
| Harris County Health Facilities Development Corp. VRDN RB for Methodist Hospital Series 1997 (Morgan Guaranty Trust SPA) (A-1+) | | | |
| $ 45,205,000 | 1.85% | 07/01/2002 | $ 45,205,000 |
| Harris County Health Facilities Development Corp. VRDN RB for St Luke's Episcopal Hospital Series 2001 B (A-1+) | | | |
| 36,235,000 | 1.85 | 07/01/2002 | 36,235,000 |
| Houston Texas GO Series C (A-1+/P-1) | | | |
| 5,000,000 | 1.35 | 07/26/2002 | 5,000,000 |
| Red River Texas Education Financing VRDN RB for Texas Christian University Project Series 2000 (VMIG1) | | | |
| 25,300,000 | 1.20 | 07/03/2002 | 25,300,000 |
| Richardson Texas Independent School District GO TRANS Series 2001 (SP-1+) | | | |
| 19,000,000 | 3.25 | 08/30/2002 | 19,023,612 |
| San Antonio Electric & Gas System CP Notes Series A (A-1+/P-1) | | | |
| 6,000,000 | 1.40 | 08/19/2002 | 6,000,000 |
| 9,200,000 | 1.40 | 08/23/2002 | 9,200,000 |
| 16,000,000 | 1.45 | 10/08/2002 | 16,000,000 |
| San Antonio Water Systems Series 1995 (A-1+/P-1) | | | |
| 8,750,000 | 1.45 | 10/09/2002 | 8,750,000 |
| South Texas Community College District PT 1415 (AMBAC) (Merrill Lynch Capital Services SPA) (A-1+) | | | |
| 6,600,000 | 1.30 | 07/05/2002 | 6,600,000 |
| Texas State TRANS Series 2002 A-L32 (SP-1+/MIG1) | | | |
| 142,850,000 | 3.75 | 08/29/2002 | 143,181,910 |
| Texas Water Development Board RB State Revolving Fund Senior Lien Series 1992 (AAA/Aaa) | | | |
| 6,000,000 | 5.80 | 07/15/2002 | 6,008,417 |
| University of Texas Systems Revenue Finance Systems (A-1+/P-1) | | | |
| 15,500,000 | 1.40 | 07/01/2002 | 15,500,000 |
| 7,000,000 | 1.40 | 07/09/2002 | 7,000,000 |
| 7,500,000 | 1.40 | 07/10/2002 | 7,500,000 |
| 7,500,000 | 1.45 | 10/10/2002 | 7,500,000 |
| | | | $ 624,828,939 |

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Utah—2.8%** | | | |
| Central Water Conservancy District GO VRDN Refunding for Tender Option Series 1998 E (AMBAC) (Landesbank Hessen-Thueringen SPA) (A-1+/VMIG1) | | | |
| $ 19,910,000 | 1.25% | 07/03/2002 | $ 19,910,000 |
| Central Water Conservancy District GO VRDN Refunding for Tender Option Series 1998 F (AMBAC) (Landesbank Hessen-Thueringen SPA) (A-1+/VMIG1) | | | |
| 14,875,000 | 1.25 | 07/03/2002 | 14,875,000 |
| Intermountain Power Agency Series 85E (AMBAC) (A-1+/VMIG1) | | | |
| 8,200,000 | 1.40 | 07/01/2002 | 8,200,000 |
| State of Utah Highway Bonds Series 1999 C (Toronto Dominion Bank SPA) (A-1+/VMIG1) | | | |
| 59,100,000 | 1.10 | 07/05/2002 | 59,100,000 |
| University of Utah University VRDN RB for Auxiliary & Campus Facilities Series 1997 A (Bank of Nova Scotia SPA) (A-1/VMIG1) | | | |
| 12,620,000 | 1.20 | 07/03/2002 | 12,620,000 |
| Utah Water Finance Agency VRDN RB Series 2002 A1 (JP Morgan Chase Bank SPA) (AMBAC) (VMIG1) | | | |
| 8,445,000 | 1.35 | 07/03/2002 | 8,445,000 |
| | | | $ 123,150,000 |
| **Virginia—1.4%** | | | |
| Fairfax County Virginia IDA VRDN for Health Care Inova Health Systems Series 2000 (A-1+/VMIG1) | | | |
| $ 44,630,000 | 1.35% | 07/03/2002 | $ 44,630,000 |
| Roanoke IDA RB for Roanoke Memorial Hospitals Series 1995 A (First Union National Bank SPA) (A-1/VMIG1) | | | |
| 4,460,000 | 1.85 | 07/01/2002 | 4,460,000 |
| Roanoke IDA RB for Roanoke Memorial Hospitals Series 1995 B (First Union National Bank SPA) (A-1/VMIG1) | | | |
| 9,500,000 | 1.85 | 07/01/2002 | 9,500,000 |
| Virginia College Building Authority Educational Facilities VRDN RB for The University of Richmond Project Series 1999 (VMIG1) | | | |
| 3,000,000 | 1.25 | 07/03/2002 | 3,000,000 |
| | | | $ 61,590,000 |

The accompanying notes are an integral part of these financial statements.

# Financial Square Tax-Free Money Market Fund (continued)

June 30, 2002 (Unaudited)

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Washington—2.1%** | | | |
| Grant County Public Utility District Eagle Trust Series 20014702 Class A (A-1+) | | | |
| $ 8,810,000 | 1.33% | 07/05/2002 | $ 8,810,000 |
| King County School District No. 401 Highline Public Schools GO VRDN PT 1423 (FGIC) (Merrill Lynch Capital Services SPA) (A-1+) | | | |
| 11,230,000 | 1.30 | 07/05/2002 | 11,230,000 |
| King County Washington Sewer Revenue P-Floats-PT 1433 (A-1+) | | | |
| 9,465,000 | 1.30 | 07/05/2002 | 9,465,000 |
| State of Washington Eagle Tax-Exempt Trust Series 2000 Class A COPS (A-1) | | | |
| 12,000,000 | 1.33 | 07/05/2002 | 12,000,000 |
| Washington Public Power Supply System Nuclear Project No. 1 Series 1993 1A-2 (Bank of America LOC) (A-1+/VMIG1) | | | |
| 5,200,000 | 1.20 | 07/03/2002 | 5,200,000 |
| Washington State Eagle Tax-Exempt Trust Series 20024701 Class A (A-1+) | | | |
| 10,060,000 | 1.33 | 07/05/2002 | 10,060,000 |
| Washington State Eagle Tax-Exempt Trust Series 20024703 Class A (A-1+) | | | |
| 6,915,000 | 1.33 | 07/05/2002 | 6,915,000 |
| Washington State Eagle Tax-Exempt Trust Series 984702 Class A (A-1+) | | | |
| 6,500,000 | 1.33 | 07/05/2002 | 6,500,000 |
| Washington State GO Series 1995 R-96B (AA+/Aa1) | | | |
| 5,000,000 | 5.50 | 07/01/2002 | 5,000,000 |
| Washington State GO Eagle Tax-Exempt Trust Series 96C 4704 Class A (A-1+) | | | |
| 8,525,000 | 1.33 | 07/05/2002 | 8,525,000 |
| Washington State GO VRDN PT 1407 (Merrill Lynch Capital Services SPA) (A-1+) | | | |
| 7,545,000 | 1.30 | 07/05/2002 | 7,545,000 |
| | | | $ 91,250,000 |

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost |
|---|---|---|---|
| **Wisconsin—1.4%** | | | |
| Milwaukee Metropolitan Sewage District GO Capital Purpose Bonds Series 1992 A Eagle Tax-Exempt Trust Series 944905 Class A (A-1)(c) | | | |
| $ 10,300,000 | 1.33% | 07/05/2002 | $ 10,300,000 |
| Milwaukee RANS Series 2001 (SP-1+/MIG1) | | | |
| 12,750,000 | 3.50 | 08/29/2002 | 12,771,181 |
| Milwaukee RANS Series 2001 B (SP-1+/MIG1) | | | |
| 9,000,000 | 3.25 | 08/29/2002 | 9,011,391 |
| Southeast Professional Baseball Park District Sales Tax Revenue PT 425 (A-1+) | | | |
| 5,500,000 | 1.30 | 07/05/2002 | 5,500,000 |
| Wisconsin State Health & Educational Facilities Authority VRDN RB for Aurora Health Care Series 1999 C (Bank One LOC) (A-1) | | | |
| 18,500,000 | 1.30 | 07/03/2002 | 18,500,000 |
| Wisconsin TRANS  Eagle Tax-Exempt Trust Series 981402 Class A  (A-1+) | | | |
| 7,615,000 | 1.33 | 07/05/2002 | 7,615,000 |
| | | | $  63,697,572 |
| **Wyoming—0.4%** | | | |
| Lincoln County VRDN PCRB Refunding for Exxon Project Series 1984 A (A-1+/P1) | | | |
| $ 6,645,000 | 1.90% | 07/01/2002 | $ 6,645,000 |
| Uinta County Wyoming VRDN PCRB for Refunding Chevron USA, Inc. Project Series 1992 (VMIG1) | | | |
| 6,400,000 | 1.75 | 07/01/2002 | 6,400,000 |
| Uinta County Wyoming VRDN PCRB for Refunding Chevron USA, Inc. Project Series 1993 (P-1) | | | |
| 5,700,000 | 1.75 | 07/01/2002 | 5,700,000 |
| | | | $  18,745,000 |
| **Total Investments** | | | $4,587,949,979 |

> All or portion represents a forward commitment.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

**Investment Abbreviations:**
AMBAC—Insured by American Municipal Bond Assurance Corp.
BANS    —Bond Anticipation Notes
COPS    —Certificates of Participation
CP         —Commercial Paper
FGIC     —Insured by Financial Guaranty Insurance Co.
FHLMC—Insured by Federal Home Loan Mortgage Corp.
FNMA   —Insured by Federal National Mortgage Association
FSA       —Insured by Financial Security Assurance Co.
GO        —General Obligation
IDA       —Industrial Development Authority
IDB       —Industrial Development Bond
IDRB    —Industrial Development Revenue Bond
LOC      —Letter of Credit
MBIA     —Insured by Municipal Bond Investors Assurance
MF Hsg.—Multi-Family Housing
PCRB    —Pollution Control Revenue Bond
RANS    —Revenue Anticipation Notes
RB         —Revenue Bond
SPA       —Stand-by-Purchase Agreement
SPI        —Securities Purchase, Inc.
TANS     —Tax Anticipation Notes
TFA       —Transportation Finance Authority
TRANS  —Tax Revenue Anticipation Notes
VRDN   —Variable Rate Demand Note

The accompanying notes are an integral part of these financial
statements.

# Statements of Assets and Liabilities

June 30, 2002 (Unaudited)

| | Prime Obligations Fund | Money Market Fund |
|---|---:|---:|
| **Assets:** | | |
| Investment in securities, at value based on amortized cost | $17,056,921,579 | $11,104,595,317 |
| Repurchase Agreements | 7,276,500,000 | 1,132,300,000 |
| Cash | 87,297 | 161,528 |
| Receivables: | | |
| Investment securities sold | — | — |
| Interest | 34,858,103 | 30,457,762 |
| Fund shares sold | — | 52,192 |
| Reimbursement from adviser | — | — |
| Other assets | 171,993 | 119,375 |
| **Total assets** | 24,368,538,972 | 12,267,686,174 |
| **Liabilities:** | | |
| Payables: | | |
| Investment securities purchased | 3,551,448 | 99,535,000 |
| Income distribution | 16,767,256 | 7,477,113 |
| Fund shares repurchased | 598,972 | 24,466 |
| Management fee | 3,783,173 | 1,819,220 |
| Accrued expenses and other liabilities | 1,271,260 | 495,417 |
| **Total liabilities** | 25,972,109 | 109,351,216 |
| **Net Assets:** | | |
| Paid-in capital | 24,342,566,863 | 12,158,334,958 |
| Accumulated net realized gain on investment transactions | — | — |
| **Net assets** | $24,342,566,863 | $12,158,334,958 |
| Net asset value, offering and redemption price per share: | $1.00 | $1.00 |
| **Shares outstanding:** | | |
| FST Shares | 18,879,911,524 | 10,988,572,945 |
| FST Select Shares | 141,486,341 | 54,479,216 |
| FST Preferred Shares | 1,329,593,866 | 98,913,344 |
| FST Administration Shares | 2,898,623,736 | 544,049,451 |
| FST Service Shares | 1,092,951,396 | 472,320,002 |
| Total shares outstanding, $.001 par value (unlimited number of shares authorized) | 24,342,566,863 | 12,158,334,958 |

The accompanying notes are an integral part of these financial statements.

| | Treasury Obligations Fund | Treasury Instruments Fund | Government Fund | Federal Fund | Tax-Free Money Market Fund |
|---|---|---|---|---|---|
| | $1,577,731,475 | $1,083,689,258 | $3,004,545,171 | $10,697,282,930 | $4,587,949,979 |
| | 4,180,900,000 | — | 1,855,900,000 | — | — |
| | 60,164 | 52,455 | 17,145 | 63,809 | 4,992,146 |
| | — | — | — | — | 915,000 |
| | 19,005,418 | — | 12,857,324 | 18,607,598 | 17,750,410 |
| | — | — | 5,979 | — | 38,984 |
| | 5,046 | 25,064 | — | — | — |
| | 32,354 | 19,531 | 35,005 | 8,696 | 23,746 |
| | 5,777,734,457 | 1,083,786,308 | 4,873,360,624 | 10,715,963,033 | 4,611,670,265 |
| | — | — | 6,798,776 | — | 192,902,848 |
| | 3,615,991 | 894,720 | 3,719,543 | 3,845,919 | 1,553,268 |
| | — | — | 15,683 | 886,682 | — |
| | 875,713 | 152,774 | 707,951 | 1,728,144 | 630,256 |
| | 2,422,755 | 400,844 | 576,515 | 545,009 | 143,712 |
| | 6,914,459 | 1,448,338 | 11,818,468 | 7,005,754 | 195,230,084 |
| | 5,770,819,998 | 1,082,337,970 | 4,861,542,156 | 10,708,957,279 | 4,416,438,583 |
| | — | — | — | — | 1,598 |
| | $5,770,819,998 | $1,082,337,970 | $4,861,542,156 | $10,708,957,279 | $4,416,440,181 |
| | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 |
| | 2,778,356,381 | 888,776,719 | 2,475,290,509 | 9,277,342,460 | 3,916,503,883 |
| | 86,451,470 | 1,102 | 91,301,056 | 1,109 | 1,070 |
| | 509,699,833 | 55,400,894 | 884,314,980 | 58,923,143 | 287,437,611 |
| | 1,403,591,877 | 46,039,528 | 1,041,463,854 | 700,890,241 | 152,707,724 |
| | 992,720,437 | 92,119,727 | 369,171,757 | 671,800,326 | 59,788,295 |
| | 5,770,819,998 | 1,082,337,970 | 4,861,542,156 | 10,708,957,279 | 4,416,438,583 |

# Statements of Operations

For the Six Months Ended June 30, 2002 (Unaudited)

| | Prime Obligations Fund | Money Market Fund |
|---|---|---|
| **Investment income:** | | |
| Interest | $287,946,708 | $153,901,405 |
| **Expenses:** | | |
| Management fees | 29,111,876 | 15,457,116 |
| Service Share fees | 2,946,842 | 1,142,605 |
| Administration Share fees | 3,492,181 | 766,205 |
| Custodian fees | 973,350 | 636,631 |
| Preferred Share fees | 641,688 | 79,248 |
| Registration fees | 62,731 | 57,641 |
| Select Share fees | 21,243 | 16,469 |
| Professional fees | 21,530 | 21,603 |
| Trustee fees | 4,378 | 4,377 |
| Other | 98,684 | 71,198 |
| **Total expenses** | 37,374,503 | 18,253,093 |
| Less—expense reductions | (4,970,709) | (2,651,893) |
| **Net expenses** | 32,403,794 | 15,601,200 |
| **Net investment income** | 255,542,914 | 138,300,205 |
| **Net realized gain on investment transactions** | 657,525 | 69,011 |
| **Net increase in net assets resulting from operations** | $256,200,439 | $138,369,216 |

The accompanying notes are an integral part of these financial statements.

| Treasury Obligations Fund | Treasury Instruments Fund | Government Fund | Federal Fund | Tax-Free Money Market Fund |
|---|---|---|---|---|
| $54,393,154 | $9,725,351 | $51,734,753 | $129,401,168 | $29,698,372 |
| | | | | |
| 5,921,876 | 1,129,936 | 5,336,590 | 13,647,309 | 4,051,574 |
| 2,602,775 | 234,484 | 992,630 | 1,822,937 | 163,090 |
| 1,790,879 | 73,201 | 1,289,596 | 999,571 | 207,382 |
| 325,968 | 169,856 | 309,055 | 540,351 | 248,085 |
| 249,041 | 23,362 | 442,825 | 46,570 | 94,166 |
| 28,896 | 29,945 | 39,963 | 55,694 | 38,321 |
| 7,968 | 769 | 14,931 | — | — |
| 20,881 | 20,608 | 20,857 | 20,876 | 20,854 |
| 4,376 | 4,376 | 4,376 | 4,380 | 4,376 |
| 48,712 | 35,281 | 48,788 | 69,465 | 29,807 |
| 11,001,372 | 1,721,818 | 8,499,611 | 17,207,153 | 4,857,655 |
| (457,720) | (265,578) | (969,715) | (1,007,981) | (832,994) |
| 10,543,652 | 1,456,240 | 7,529,896 | 16,199,172 | 4,024,661 |
| 43,849,502 | 8,269,111 | 44,204,857 | 113,201,996 | 25,673,711 |
| 1,452,753 | 239,470 | 17,861 | 525,562 | 3,433 |
| $45,302,255 | $8,508,581 | $44,222,718 | $113,727,558 | $25,677,144 |

# Statements of Changes in Net Assets

For the Six Months Ended June 30, 2002 (Unaudited)

| | Prime Obligations Fund | Money Market Fund |
|---|---|---|
| **From operations:** | | |
| Net investment income | $ 255,542,914 | $ 138,300,205 |
| Net realized gain on investment transactions | 657,525 | 69,011 |
| Net increase in net assets resulting from operations | 256,200,439 | 138,369,216 |
| **Distributions to shareholders:** | | |
| From net investment income | | |
| FST Shares | (213,350,306) | (127,907,869) |
| FST Select Shares | (1,291,041) | (1,045,398) |
| FST Preferred Shares | (11,191,385) | (1,395,846) |
| FST Administration Shares | (22,402,137) | (4,921,979) |
| FST Service Shares | (7,965,570) | (3,098,124) |
| Total distributions to shareholders | (256,200,439) | (138,369,216) |
| **From share transactions (at $1.00 per share):** | | |
| Proceeds from sales of shares | 110,594,679,110 | 62,024,389,075 |
| Reinvestment of dividends and distributions | 133,859,635 | 77,382,095 |
| Cost of shares repurchased | (117,037,666,139) | (67,487,024,042) |
| Net increase (decrease) in net assets resulting from share transactions | (6,309,127,394) | (5,385,252,872) |
| Total increase (decrease) | (6,309,127,394) | (5,385,252,872) |
| **Net assets:** | | |
| Beginning of period | 30,651,694,257 | 17,543,587,830 |
| End of period | $ 24,342,566,863 | $ 12,158,334,958 |

The accompanying notes are an integral part of these financial statements.

| | Treasury Obligations Fund | Treasury Instruments Fund | Government Fund | Federal Fund | Tax-Free Money Market Fund |
|---|---|---|---|---|---|
| | $ 43,849,502 | $ 8,269,111 | $ 44,204,857 | $ 113,201,996 | $ 25,673,711 |
| | 1,452,753 | 239,470 | 17,861 | 525,562 | 3,433 |
| | 45,302,255 | 8,508,581 | 44,222,718 | 113,727,558 | 25,677,144 |
| | (23,845,522) | (7,200,136) | (25,278,363) | (102,387,576) | (23,348,747) |
| | (452,730) | (47,970) | (879,457) | (9) | (7) |
| | (4,028,381) | (349,456) | (7,493,002) | (771,510) | (1,169,046) |
| | (10,586,412) | (393,296) | (7,990,805) | (6,014,715) | (887,996) |
| | (6,389,210) | (517,723) | (2,581,091) | (4,553,748) | (267,915) |
| | (45,302,255) | (8,508,581) | (44,222,718) | (113,727,558) | (25,673,711) |
| | 16,234,471,139 | 3,060,718,565 | 21,318,824,648 | 23,177,790,925 | 10,732,932,081 |
| | 22,848,110 | 2,785,461 | 17,917,241 | 83,058,743 | 15,584,178 |
| | (17,418,233,473) | (3,437,612,842) | (23,325,258,091) | (28,780,987,757) | (10,152,751,708) |
| | (1,160,914,224) | (374,108,816) | (1,988,516,202) | (5,520,138,089) | 595,764,551 |
| | (1,160,914,224) | (374,108,816) | (1,988,516,202) | (5,520,138,089) | 595,767,984 |
| | 6,931,734,222 | 1,456,446,786 | 6,850,058,358 | 16,229,095,368 | 3,820,672,197 |
| | $ 5,770,819,998 | $ 1,082,337,970 | $ 4,861,542,156 | $ 10,708,957,279 | $ 4,416,440,181 |

# Statements of Changes in Net Assets

For the Year Ended December 31, 2001

| | Prime Obligations Fund | Money Market Fund |
|---|---|---|
| **From operations:** | | |
| Net investment income | $ 877,400,754 | $ 492,222,771 |
| Net realized gain on investment transactions | 38,431 | 194,896 |
| Net increase in net assets resulting from operations | 877,439,185 | 492,417,667 |
| **Distributions to shareholders:** | | |
| From net investment income | | |
| FST Shares | (719,917,662) | (448,320,275) |
| FST Select Shares | (4,265,850) | (1,561,298) |
| FST Preferred Shares | (29,543,743) | (9,297,581) |
| FST Administration Shares | (86,085,245) | (18,439,928) |
| FST Service Shares | (37,626,685) | (14,798,585) |
| Total distributions to shareholders | (877,439,185) | (492,417,667) |
| **From share transactions (at $1.00 per share):** | | |
| Proceeds from sales of shares | 219,570,965,205 | 133,799,259,484 |
| Reinvestment of dividends and distributions | 432,067,688 | 297,097,358 |
| Cost of shares repurchased | (205,744,159,005) | (123,512,429,940) |
| Net increase in net assets resulting from share transactions | 14,258,873,888 | 10,583,926,902 |
| Total increase | 14,258,873,888 | 10,583,926,902 |
| **Net assets:** | | |
| Beginning of year | 16,392,820,369 | 6,959,660,928 |
| End of year | $ 30,651,694,257 | $ 17,543,587,830 |

The accompanying notes are an integral part of these financial statements.

| Treasury Obligations Fund | Treasury Instruments Fund | Government Fund | Federal Fund | Tax-Free Money Market Fund |
|---|---|---|---|---|
| $ 184,789,377 | $ 38,640,758 | $ 174,513,564 | $ 513,614,126 | $ 74,605,784 |
| 1,069,250 | 1,693,500 | 22,042 | 2,607,671 | 37,316 |
| 185,858,627 | 40,334,258 | 174,535,606 | 516,221,797 | 74,643,100 |
| (98,396,455) | (30,800,126) | (98,439,147) | (444,936,372) | (70,087,192) |
| (38,682) | (33,516) | (902,742) | (4,618,570) | (28) |
| (10,900,878) | (1,371,707) | (23,818,162) | (6,541,739) | (336,070) |
| (52,926,372) | (6,101,363) | (34,884,872) | (35,095,516) | (2,594,023) |
| (23,596,240) | (2,027,546) | (16,490,683) | (25,029,600) | (1,588,471) |
| (185,858,627) | (40,334,258) | (174,535,606) | (516,221,797) | (74,605,784) |
| 47,665,550,394 | 6,890,031,835 | 46,365,967,321 | 65,158,766,623 | 18,761,134,001 |
| 81,629,805 | 14,860,297 | 65,625,820 | 383,290,946 | 44,661,122 |
| (45,636,131,073) | (6,295,980,579) | (42,681,550,446) | (59,678,626,488) | (17,876,776,729) |
| 2,111,049,126 | 608,911,553 | 3,750,042,695 | 5,863,431,081 | 929,018,394 |
| 2,111,049,126 | 608,911,553 | 3,750,042,695 | 5,863,431,081 | 929,055,710 |
| 4,820,685,096 | 847,535,233 | 3,100,015,663 | 10,365,664,287 | 2,891,616,487 |
| $ 6,931,734,222 | $ 1,456,446,786 | $ 6,850,058,358 | $ 16,229,095,368 | $ 3,820,672,197 |

# Notes to Financial Statements

June 30, 2002 (Unaudited)

## 1. Organization

Goldman Sachs Trust (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940 (as amended) as an open-end, management investment company. The Trust includes the Financial Square Funds, collectively, ''the Funds,'' or individually, a ''Fund.'' Financial Square consists of seven diversified funds: Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government, Federal and Tax-Free Money Market. As of June 30, 2002, the Funds offer five classes of shares—FST Shares, FST Select Shares, FST Preferred Shares, FST Administration Shares and FST Service Shares. On August 12, 2002, the Funds began offering a new share class—FST Capital Shares. The investment objective of the Funds is to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity by investing exclusively in high quality money market instruments.

## 2. Significant Accounting Policies

The following is a summary of significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

*A. Investment Valuation*—
Each Fund uses the amortized-cost method for valuing portfolio securities, which approximates fair value. Under this method, all investments purchased at a discount or premium are valued by amortizing

the difference between the original purchase price and maturity value of the issue over the period to maturity.

*B. Security Transactions and Interest Income*—
Security transactions are accounted for on a trade date basis. Realized gains and losses on sales of portfolio securities are calculated using the identified cost basis. Interest income is recorded on the basis of interest accrued, premium amortized and discount earned. Net investment income (other than class specific expenses) and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

*C. Federal Taxes*—
It is each Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company tax-exempt and taxable income to its shareholders. Accordingly, no federal tax provisions are required. Income distributions are declared daily and paid monthly by the Funds.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules.

At December 31, 2001 (tax year-end), the following Fund had a capital loss carryforward for U.S. federal tax purposes of approximately:

| Fund | Amount | Year of Expiration |
|---|---|---|
| Tax-Free Money Market . . . . . . . . . . | $ 1,835 | 2008 |

This amount is available to be carried forward to offset future capital gains to the extent permitted by applicable laws or regulations.

The amortized cost for each Fund stated in the accompanying Statements of Assets and Liabilities also represents aggregate cost for U.S. federal income tax purposes.

*D. Expenses—*
Expenses incurred by the Funds which do not specifically relate to an individual Fund are allocated to the Funds on a straight-line or pro-rata basis depending upon the nature of the expense.

Shareholders of FST Select, FST Preferred, FST Administration and FST Service shares bear all expenses and fees paid to service organizations.

*E. Segregation Transactions—*
The Funds may enter into forward commitments. These transactions involve a commitment by the Funds to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place beyond a customary settlement. As a result of entering into these transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

*F. Repurchase Agreements—*
Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all

repurchase agreements are held in safekeeping at the Funds' custodian or designated subcustodians.

### 3. Agreements

Goldman Sachs Asset Management ("GSAM"), a separate business unit of the Investment Management Division of Goldman, Sachs & Co. ("Goldman Sachs"), acts as investment adviser (the "Adviser"), pursuant to an Investment Management Agreement (the "Agreement"). Under the Agreement, GSAM, subject to the general supervision of the Trust's Board of Trustees, manages the Funds' portfolios. As compensation for the services rendered pursuant to the Agreement and the assumption of the expenses related thereto and administering the Funds' business affairs, including providing facilities, GSAM is entitled to a fee, calculated daily and payable monthly, at an annual rate equal to .205% of each Fund's average daily net assets. For the six months ended June 30, 2002, GSAM has voluntarily agreed to waive a portion of its management fee equal annually to .035% of the average daily net assets of Prime Obligations, Money Market, Government and Tax-Free Money Market Funds and .015% of the average daily net assets of the Treasury Obligations, Treasury Instruments and Federal Funds.

GSAM has voluntarily agreed to limit "Other Expenses" of each Fund (excluding management fees, service organization fees, taxes, interest, brokerage commissions, litigation, indemnification, and other extraordinary expenses) to the extent such expenses exceed, on an annual basis, .01% of the average daily net assets of each Fund.

In addition, the Funds have entered into certain expense offset arrangements with the custodian resulting in a reduction in the Funds' expenses.

# Notes to Financial Statements (continued)

June 30, 2002 (Unaudited)

For the six months ended June 30, 2002, the expense reductions were as follows (in thousands):

| Fund | Management Fees Waived | Expenses Reimbursed by Adviser | Custody Fee Reductions | Total |
|---|---|---|---|---|
| Prime Obligations | $4,971 | — | — | $4,971 |
| Money Market | 2,639 | — | 13 | 2,652 |
| Treasury Obligations | 434 | 24 | — | 458 |
| Treasury Instruments | 83 | 183 | — | 266 |
| Government | 911 | 59 | — | 970 |
| Federal | 999 | — | 9 | 1,008 |
| Tax-Free Money Market | 692 | — | 141 | 833 |

Goldman Sachs serves as Transfer Agent and Distributor of shares of the Funds pursuant to Transfer Agent and Distribution Agreements and receives no separate fee.

**4. Select, Preferred, Administration and Service Plans**
The Trust, on behalf of each Fund, has adopted Service Plans. These plans allow for FST Select, FST Preferred, FST Administration and FST Service Shares, respectively, to compensate service organizations for providing varying levels of account administration and shareholder liaison services to their customers who are beneficial owners of such shares. The Service Plans for FST Select, FST Preferred, FST Administration and FST Service Shares provide for compensation to the service organizations in an amount up to 0.03%, 0.10%, 0.25% and 0.50% (on an annual basis), respectively, of the average daily net asset value of the respective shares.

**5. Line of Credit Facility**
The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own

securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. The committed facility also requires a fee to be paid by the Funds based on the amount of the commitment which has not been utilized. During the six months ended June 30, 2002, the Funds did not have any borrowings under this facility.

**6. Joint Repurchase Agreement Accounts**
The Funds, together with other registered investment companies having management agreements with GSAM or its affiliates, may transfer uninvested cash balances into joint accounts, the daily aggregate balances of which are invested in one or more repurchase agreements.

At June 30, 2002, the Prime Obligations, Money Market, Treasury Obligations and Government Funds had undivided interests in the following joint repurchase agreement account I, which equaled $534,500,000, $236,200,000, $1,770,400,000 and $140,200,000 in principal amount, respectively. At June 30, 2002, the repurchase agreements held in this joint repurchase agreement account I were fully collateralized by U.S. Treasury obligations.

**Repurchase Agreements**

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost | Maturity Value |
|---|---|---|---|---|
| JPM Securities, Inc. | | | | |
| $1,200,000,000 | 1.88% | 07/01/2002 | $1,200,000,000 | $1,200,188,000 |
| Morgan Stanley | | | | |
| 820,000,000 | 1.88 | 07/01/2002 | 820,000,000 | 820,128,467 |
| Salomon Smith Barney | | | | |
| 810,200,000 | 1.88 | 07/01/2002 | 810,200,000 | 810,326,931 |
| UBS Warburg LLC | | | | |
| 1,300,000,000 | 1.90 | 07/01/2002 | 1,300,000,000 | 1,300,205,833 |
| TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT I | | | $4,130,200,000 | $4,130,849,231 |

At June 30, 2002, the Prime Obligations, Money Market, and Government Funds had undivided interests in the repurchase agreements in the following joint repurchase agreement account II which equaled $6,200,000,000, $700,000,000 and $1,120,000,000, respectively, in principal amount. At June 30, 2002, the following repurchase agreements held in this joint repurchase agreement account II were fully collateralized by Federal Agency obligations.

**Repurchase Agreements**

| Principal Amount | Interest Rate | Maturity Date | Amortized Cost | Maturity Value |
|---|---|---|---|---|
| Banc of America Securities LLC | | | | |
| $ 800,000,000 | 1.98% | 07/01/2002 | $ 800,000,000 | $ 800,132,000 |
| Barclays Capital, Inc. | | | | |
| 500,000,000 | 1.96 | 07/01/2002 | 500,000,000 | 500,081,667 |
| Bear Stearns Companies, Inc. | | | | |
| 500,000,000 | 1.97 | 07/01/2002 | 500,000,000 | 500,082,083 |
| C. S. First Boston Corp. | | | | |
| 1,000,000,000 | 1.95 | 07/01/2002 | 1,000,000,000 | 1,000,162,500 |
| Greenwich Capital Markets | | | | |
| 500,000,000 | 1.98 | 07/01/2002 | 500,000,000 | 500,082,500 |
| JPM Securities, Inc. | | | | |
| 1,500,000,000 | 1.96 | 07/01/2002 | 1,500,000,000 | 1,500,245,000 |
| Lehman Brothers | | | | |
| 500,000,000 | 1.97 | 07/01/2002 | 500,000,000 | 500,082,083 |
| Morgan Stanley | | | | |
| 2,000,000,000 | 1.94 | 07/01/2002 | 2,000,000,000 | 2,000,323,333 |
| Salomon Smith Barney | | | | |
| 1,600,000,000 | 1.97 | 07/01/2002 | 1,600,000,000 | 1,600,262,667 |
| UBS Warburg LLC | | | | |
| 1,973,100,000 | 1.97 | 07/01/2002 | 1,973,100,000 | 1,973,423,917 |
| TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II | | | $10,873,100,000 | $10,874,877,750 |

**7. Other Matters**
Pursuant to Securities and Exchange Commission exemptive orders, certain of the Funds may enter into certain principal transactions, including repurchase agreements, with Goldman Sachs.

# Notes to Financial Statements (continued)

June 30, 2002 (Unaudited)

## 8. Summary of Share Transactions (at $1.00 per share)

Share activity for the six months ended June 30, 2002 is as follows:

|  | Prime Obligations Fund | Money Market Fund |
|---|---|---|
| **FST Shares:** | | |
| Shares sold | 89,747,461,533 | 56,975,225,290 |
| Reinvestment of dividends and distributions | 114,336,157 | 71,149,906 |
| Shares repurchased | (96,411,329,228) | (61,967,196,838) |
|  | (6,549,531,538) | (4,920,821,642) |
| **FST Select Shares:** | | |
| Shares sold | 954,259,947 | 673,562,278 |
| Reinvestment of dividends and distributions | 822,361 | 496,979 |
| Shares repurchased | (1,003,088,090) | (921,377,100) |
|  | (48,005,782) | (247,317,843) |
| **FST Preferred Shares:** | | |
| Shares sold | 3,952,507,595 | 251,330,029 |
| Reinvestment of dividends and distributions | 7,311,878 | 1,343,212 |
| Shares repurchased | (3,633,639,248) | (347,774,491) |
|  | 326,180,225 | (95,101,250) |
| **FST Administration Shares:** | | |
| Shares sold | 10,705,055,743 | 3,263,340,046 |
| Reinvestment of dividends and distributions | 6,973,318 | 3,148,851 |
| Shares repurchased | (10,617,203,870) | (3,368,027,326) |
|  | 94,825,191 | (101,538,429) |
| **FST Service Shares:** | | |
| Shares sold | 5,235,394,292 | 860,931,432 |
| Reinvestment of dividends and distributions | 4,415,921 | 1,243,147 |
| Shares repurchased | (5,372,405,703) | (882,648,287) |
|  | (132,595,490) | (20,473,708) |
| Net increase (decrease) in shares | (6,309,127,394) | (5,385,252,872) |

38

| Treasury Obligations Fund | Treasury Instruments Fund | Government Fund | Federal Fund | Tax-Free Money Market Fund |
|---|---|---|---|---|
| 7,185,212,079 | 2,518,224,269 | 8,224,722,212 | 18,870,035,644 | 9,877,110,183 |
| 13,543,788 | 2,105,892 | 7,382,259 | 78,558,273 | 15,052,078 |
| (8,405,675,185) | (2,792,797,897) | (9,958,399,860) | (23,824,622,970) | (9,563,689,753) |
| (1,206,919,318) | (272,467,736) | (1,726,295,389) | (4,876,029,053) | 328,472,508 |
| | | | | |
| 65,959,009 | 117,573,622 | 189,759,854 | — | — |
| 452,730 | 20,284 | 776,175 | 9 | 7 |
| (50,000,000) | (129,645,089) | (150,844,502) | — | — |
| 16,411,739 | (12,051,183) | 39,691,527 | 9 | 7 |
| | | | | |
| 2,485,873,865 | 85,996,371 | 8,884,876,472 | 303,962,166 | 416,835,630 |
| 466,460 | 302,285 | 6,128,861 | 311,507 | 296,266 |
| (2,182,080,983) | (81,458,599) | (8,857,633,002) | (372,265,306) | (147,416,368) |
| 304,259,342 | 4,840,057 | 33,372,331 | (67,991,633) | 269,715,528 |
| | | | | |
| 3,315,281,306 | 81,260,656 | 2,965,007,413 | 1,589,343,766 | 208,634,734 |
| 2,948,424 | 239,123 | 3,011,402 | 2,059,423 | 119,418 |
| (3,430,374,663) | (152,549,563) | (3,096,248,916) | (2,024,936,717) | (202,667,414) |
| (112,144,933) | (71,049,784) | (128,230,101) | (433,533,528) | 6,086,738 |
| | | | | |
| 3,182,144,880 | 257,663,647 | 1,054,458,697 | 2,414,449,349 | 230,351,534 |
| 5,436,708 | 117,877 | 618,544 | 2,129,531 | 116,409 |
| (3,350,102,642) | (281,161,694) | (1,262,131,811) | (2,559,162,764) | (238,978,173) |
| (162,521,054) | (23,380,170) | (207,054,570) | (142,583,884) | (8,510,230) |
| (1,160,914,224) | (374,108,816) | (1,988,516,202) | (5,520,138,089) | 595,764,551 |

# Notes to Financial Statements (continued)

June 30, 2002 (Unaudited)

## 8. Summary of Share Transactions (at $1.00 per share) (continued)

Share activity for the year ended December 31, 2001 is as follows:

| | Prime Obligations Fund | Money Market Fund |
|---|---|---|
| **FST Shares:** | | |
| Shares sold | 183,660,478,803 | 124,237,059,838 |
| Reinvestment of dividends and distributions | 353,934,911 | 269,086,056 |
| Shares repurchased | (171,361,971,066) | (114,551,613,791) |
| | 12,652,442,648 | 9,954,532,103 |
| **FST Select Shares:** | | |
| Shares sold | 1,632,958,066 | 1,332,633,974 |
| Reinvestment of dividends and distributions | 3,418,329 | 1,129,951 |
| Shares repurchased | (1,517,703,925) | (1,054,562,042) |
| | 118,672,470 | 279,201,883 |
| **FST Preferred Shares:** | | |
| Shares sold | 5,899,414,390 | 1,621,214,812 |
| Reinvestment of dividends and distributions | 20,543,759 | 8,977,629 |
| Shares repurchased | (5,371,427,296) | (1,599,957,026) |
| | 548,530,853 | 30,235,415 |
| **FST Administration Shares:** | | |
| Shares sold | 19,101,123,251 | 4,707,467,913 |
| Reinvestment of dividends and distributions | 32,054,446 | 11,550,026 |
| Shares repurchased | (18,414,123,931) | (4,494,927,656) |
| | 719,053,766 | 224,090,283 |
| **FST Service Shares:** | | |
| Shares sold | 9,276,990,695 | 1,900,882,947 |
| Reinvestment of dividends and distributions | 22,116,243 | 6,353,696 |
| Shares repurchased | (9,078,932,787) | (1,811,369,425) |
| | 220,174,151 | 95,867,218 |
| Net increase in shares | 14,258,873,888 | 10,583,926,902 |

| Treasury<br>Obligations<br>Fund | Treasury<br>Instruments<br>Fund | Government<br>Fund | Federal<br>Fund | Tax-Free<br>Money Market<br>Fund |
|---:|---:|---:|---:|---:|
| 26,360,842,569 | 5,412,478,095 | 30,181,338,532 | 51,632,505,915 | 17,669,435,408 |
| 43,383,922 | 7,787,068 | 28,446,090 | 358,775,553 | 43,241,485 |
| (24,912,401,271) | (4,993,447,174) | (27,867,464,632) | (46,134,698,002) | (16,817,779,999) |
| 1,491,825,220 | 426,817,989 | 2,342,319,990 | 5,856,583,466 | 894,896,894 |
| | | | | |
| 70,000,000 | 62,051,192 | 139,402,705 | 3,989,607,185 | — |
| 38,674 | 13,792 | 772,869 | 42 | 27 |
| — | (50,013,753) | (99,813,386) | (3,989,607,185) | — |
| 70,038,674 | 12,051,231 | 40,362,188 | 42 | 27 |
| | | | | |
| 5,766,583,022 | 50,589,634 | 7,300,048,531 | 1,120,254,903 | 177,034,105 |
| 2,010,861 | 1,367,195 | 21,444,468 | 4,448,502 | 159,046 |
| (5,834,541,047) | (3,776,119) | (6,831,660,765) | (1,142,788,948) | (178,039,390) |
| (65,947,164) | 48,180,710 | 489,832,234 | (18,085,543) | (846,239) |
| | | | | |
| 9,368,925,796 | 719,061,144 | 5,267,976,114 | 3,784,754,610 | 387,023,337 |
| 18,052,941 | 4,720,853 | 11,761,991 | 10,738,541 | 376,196 |
| (9,250,970,173) | (649,226,101) | (4,705,081,515) | (3,685,253,418) | (349,115,232) |
| 136,008,564 | 74,555,896 | 574,656,590 | 110,239,733 | 38,284,301 |
| | | | | |
| 6,099,199,007 | 645,851,770 | 3,477,201,439 | 4,631,644,010 | 527,641,151 |
| 18,143,407 | 971,389 | 3,200,402 | 9,328,308 | 884,368 |
| (5,638,218,582) | (599,517,432) | (3,177,530,148) | (4,726,278,935) | (531,842,108) |
| 479,123,832 | 47,305,727 | 302,871,693 | (85,306,617) | (3,316,589) |
| 2,111,049,126 | 608,911,553 | 3,750,042,695 | 5,863,431,081 | 929,018,394 |

# Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

Prime Obligations Fund

| | Net asset value, beginning of period | Net investment income[a] | Distributions to shareholders | Net asset value, end of period | Total return[b] | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | | | | | | Ratio of expenses to average net assets | Ratio of net investment income to average net assets |
| **For the Six Months Ended June 30, (Unaudited)** | | | | | | | | | | |
| 2002-FST Shares | $1.00 | $0.01 | $(0.01) | $1.00 | 0.92% | $18,879,912 | 0.18%[c] | 1.85%[c] | 0.22%[c] | 1.81%[c] |
| 2002-FST Select Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.91 | 141,486 | 0.21[c] | 1.82[c] | 0.25[c] | 1.78[c] |
| 2002-FST Preferred Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.87 | 1,329,594 | 0.28[c] | 1.74[c] | 0.32[c] | 1.70[c] |
| 2002-FST Administration Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.80 | 2,898,624 | 0.43[c] | 1.60[c] | 0.47[c] | 1.56[c] |
| 2002-FST Service Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.67 | 1,092,951 | 0.68[c] | 1.35[c] | 0.72[c] | 1.31[c] |
| **For the Years Ended December 31,** | | | | | | | | | | |
| 2001-FST Shares | 1.00 | 0.04 | (0.04) | 1.00 | 4.15 | 25,429,443 | 0.18 | 3.87 | 0.23 | 3.82 |
| 2001-FST Select Shares | 1.00 | 0.04 | (0.04) | 1.00 | 4.12 | 189,492 | 0.21 | 3.41 | 0.26 | 3.36 |
| 2001-FST Preferred Shares | 1.00 | 0.04 | (0.04) | 1.00 | 4.05 | 1,003,414 | 0.28 | 3.72 | 0.33 | 3.67 |
| 2001-FST Administration Shares | 1.00 | 0.04 | (0.04) | 1.00 | 3.89 | 2,803,798 | 0.43 | 3.64 | 0.48 | 3.59 |
| 2001-FST Service Shares | 1.00 | 0.04 | (0.04) | 1.00 | 3.63 | 1,225,547 | 0.68 | 3.46 | 0.73 | 3.41 |
| 2000-FST Shares | 1.00 | 0.06 | (0.06) | 1.00 | 6.44 | 12,777,000 | 0.18 | 6.32 | 0.22 | 6.28 |
| 2000-FST Select Shares (commenced January 31) | 1.00 | 0.06 | (0.06) | 1.00 | 5.93 | 70,819 | 0.21[c] | 6.48[c] | 0.25[c] | 6.44[c] |
| 2000-FST Preferred Shares | 1.00 | 0.06 | (0.06) | 1.00 | 6.34 | 454,883 | 0.28 | 6.21 | 0.32 | 6.17 |
| 2000-FST Administration Shares | 1.00 | 0.06 | (0.06) | 1.00 | 6.18 | 2,084,745 | 0.43 | 6.09 | 0.47 | 6.05 |
| 2000-FST Service Shares | 1.00 | 0.06 | (0.06) | 1.00 | 5.91 | 1,005,373 | 0.68 | 5.81 | 0.72 | 5.77 |
| 1999-FST Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.18 | 8,062,549 | 0.18 | 5.09 | 0.23 | 5.04 |
| 1999-FST Preferred Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.07 | 219,711 | 0.28 | 4.87 | 0.33 | 4.82 |
| 1999-FST Administration Shares | 1.00 | 0.05 | (0.05) | 1.00 | 4.91 | 1,051,831 | 0.43 | 4.88 | 0.48 | 4.83 |
| 1999-FST Service Shares | 1.00 | 0.05 | (0.05) | 1.00 | 4.65 | 690,741 | 0.68 | 4.60 | 0.73 | 4.55 |
| 1998-FST Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.55 | 5,831,773 | 0.18 | 5.39 | 0.24 | 5.33 |
| 1998-FST Preferred Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.45 | 132,558 | 0.28 | 5.26 | 0.34 | 5.20 |
| 1998-FST Administration Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.29 | 331,196 | 0.43 | 5.14 | 0.49 | 5.08 |
| 1998-FST Service Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.03 | 336,205 | 0.68 | 4.89 | 0.74 | 4.83 |
| 1997-FST Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.60 | 3,867,739 | 0.18 | 5.46 | 0.23 | 5.41 |
| 1997-FST Preferred Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.50 | 152,767 | 0.28 | 5.38 | 0.33 | 5.33 |
| 1997-FST Administration Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.34 | 241,607 | 0.43 | 5.22 | 0.48 | 5.17 |
| 1997-FST Service Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.08 | 176,133 | 0.68 | 4.97 | 0.73 | 4.92 |

(a) Calculated based on the average shares outstanding methodology.
(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions. Returns for periods less than a full year are not annualized.
(c) Annualized.

The accompanying notes are an integral part of these financial statements.

# Financial Highlights (continued)

Selected Data for a Share Outstanding Throughout Each Period

Money Market Fund

| | Net asset value, beginning of period | Net investment income [a] | Distributions to shareholders | Net asset value, end of period | Total return [b] | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | Ratio of expenses to average net assets | Ratio of net investment income to average net assets |
| **For the Six Months Ended June 30, (Unaudited)** | | | | | | | | | | |
| 2002-FST Shares | $1.00 | $0.01 | $(0.01) | $1.00 | 0.92% | $10,988,573 | 0.18%(c) | 1.86%(c) | 0.22%(c) | 1.82%(c) |
| 2002-FST Select Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.91 | 54,479 | 0.21(c) | 1.90(c) | 0.25(c) | 1.86(c) |
| 2002-FST Preferred Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.87 | 98,913 | 0.28(c) | 1.76(c) | 0.32(c) | 1.72(c) |
| 2002-FST Administration Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.80 | 544,050 | 0.43(c) | 1.61(c) | 0.47(c) | 1.57(c) |
| 2002-FST Service Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.67 | 472,320 | 0.68(c) | 1.35(c) | 0.72(c) | 1.31(c) |
| **For the Years Ended December 31,** | | | | | | | | | | |
| 2001-FST Shares | 1.00 | 0.04 | (0.04) | 1.00 | 4.16 | 15,909,394 | 0.18 | 3.74 | 0.23 | 3.69 |
| 2001-FST Select Shares | 1.00 | 0.04 | (0.04) | 1.00 | 4.13 | 301,797 | 0.21 | 3.79 | 0.26 | 3.74 |
| 2001-FST Preferred Shares | 1.00 | 0.04 | (0.04) | 1.00 | 4.06 | 194,015 | 0.28 | 4.22 | 0.33 | 4.17 |
| 2001-FST Administration Shares | 1.00 | 0.04 | (0.04) | 1.00 | 3.91 | 645,588 | 0.43 | 3.72 | 0.48 | 3.67 |
| 2001-FST Service Shares | 1.00 | 0.04 | (0.04) | 1.00 | 3.65 | 492,794 | 0.68 | 3.52 | 0.73 | 3.47 |
| 2000-FST Shares | 1.00 | 0.06 | (0.06) | 1.00 | 6.44 | 5,954,862 | 0.18 | 6.25 | 0.22 | 6.21 |
| 2000-FST Select Shares (commenced January 31) | 1.00 | 0.06 | (0.06) | 1.00 | 5.93 | 22,595 | 0.21(c) | 6.41(c) | 0.25(c) | 6.37(c) |
| 2000-FST Preferred Shares | 1.00 | 0.06 | (0.06) | 1.00 | 6.34 | 163,779 | 0.28 | 6.11 | 0.32 | 6.07 |
| 2000-FST Administration Shares | 1.00 | 0.06 | (0.06) | 1.00 | 6.18 | 421,498 | 0.43 | 6.02 | 0.47 | 5.98 |
| 2000-FST Service Shares | 1.00 | 0.06 | (0.06) | 1.00 | 5.92 | 396,927 | 0.68 | 5.78 | 0.72 | 5.74 |
| 1999-FST Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.18 | 8,747,861 | 0.18 | 5.08 | 0.22 | 5.04 |
| 1999-FST Preferred Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.07 | 241,179 | 0.28 | 4.99 | 0.32 | 4.95 |
| 1999-FST Administration Shares | 1.00 | 0.05 | (0.05) | 1.00 | 4.92 | 403,602 | 0.43 | 4.81 | 0.47 | 4.77 |
| 1999-FST Service Shares | 1.00 | 0.05 | (0.05) | 1.00 | 4.66 | 305,972 | 0.68 | 4.53 | 0.72 | 4.49 |
| 1998-FST Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.55 | 4,995,782 | 0.18 | 5.40 | 0.23 | 5.35 |
| 1998-FST Preferred Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.45 | 93,218 | 0.28 | 5.30 | 0.33 | 5.25 |
| 1998-FST Administration Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.29 | 399,474 | 0.43 | 5.16 | 0.48 | 5.11 |
| 1998-FST Service Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.03 | 496,520 | 0.68 | 4.86 | 0.73 | 4.81 |
| 1997-FST Shares | 1.00 | 0.06 | (0.06) | 1.00 | 5.63 | 4,346,519 | 0.18 | 5.50 | 0.23 | 5.45 |
| 1997-FST Preferred Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.53 | 20,258 | 0.28 | 5.44 | 0.33 | 5.39 |
| 1997-FST Administration Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.37 | 221,256 | 0.43 | 5.26 | 0.48 | 5.21 |
| 1997-FST Service Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.11 | 316,304 | 0.68 | 4.99 | 0.73 | 4.94 |

(a) Calculated based on the average shares outstanding methodology.
(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions. Returns for periods less than a full year are not annualized.
(c) Annualized.

The accompanying notes are an integral part of these financial statements.

# Financial Highlights (continued)

Selected Data for a Share Outstanding Throughout Each Period

Treasury Obligations Fund

| | Net asset value, beginning of period | Net investment income[a] | Distributions to shareholders | Net asset value, end of period | Total return[b] | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | Ratio of expenses to average net assets | Ratio of net investment income to average net assets |
| **For the Six Months Ended June 30, (Unaudited)** | | | | | | | | | | |
| 2002-FST Shares | $1.00 | $0.01 | $(0.01) | $1.00 | 0.86% | $2,778,356 | 0.20%[c] | 1.68%[c] | 0.22%[c] | 1.66%[c] |
| 2002-FST Select Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.85 | 86,452 | 0.23[c] | 1.66[c] | 0.25[c] | 1.64[c] |
| 2002-FST Preferred Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.81 | 509,700 | 0.30[c] | 1.56[c] | 0.32[c] | 1.54[c] |
| 2002-FST Administration Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.74 | 1,403,592 | 0.45[c] | 1.43[c] | 0.47[c] | 1.41[c] |
| 2002-FST Service Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.61 | 992,720 | 0.70[c] | 1.18[c] | 0.72[c] | 1.16[c] |
| **For the Years Ended December 31,** | | | | | | | | | | |
| 2001-FST Shares | 1.00 | 0.04 | (0.04) | 1.00 | 3.87 | 3,985,276 | 0.20 | 3.66 | 0.23 | 3.63 |
| 2001-FST Select Shares | 1.00 | 0.04 | (0.04) | 1.00 | 3.83 | 70,040 | 0.23 | 1.83 | 0.26 | 1.80 |
| 2001-FST Preferred Shares | 1.00 | 0.04 | (0.04) | 1.00 | 3.76 | 205,440 | 0.30 | 4.06 | 0.33 | 4.03 |
| 2001-FST Administration Shares | 1.00 | 0.04 | (0.04) | 1.00 | 3.61 | 1,515,737 | 0.45 | 3.54 | 0.48 | 3.51 |
| 2001-FST Service Shares | 1.00 | 0.03 | (0.03) | 1.00 | 3.35 | 1,155,241 | 0.70 | 3.09 | 0.73 | 3.06 |
| 2000-FST Shares | 1.00 | 0.06 | (0.06) | 1.00 | 6.18 | 2,493,450 | 0.18 | 6.04 | 0.23 | 5.99 |
| 2000-FST Select Shares (commenced January 31) | 1.00 | 0.06 | (0.06) | 1.00 | 5.75 | 1 | 0.21[c] | 6.33[c] | 0.26[c] | 6.28[c] |
| 2000-FST Preferred Shares | 1.00 | 0.06 | (0.06) | 1.00 | 6.08 | 271,388 | 0.28 | 5.95 | 0.33 | 5.90 |
| 2000-FST Administration Shares | 1.00 | 0.06 | (0.06) | 1.00 | 5.92 | 1,379,728 | 0.43 | 5.83 | 0.48 | 5.78 |
| 2000-FST Service Shares | 1.00 | 0.06 | (0.06) | 1.00 | 5.66 | 676,118 | 0.68 | 5.55 | 0.73 | 5.50 |
| 1999-FST Shares | 1.00 | 0.05 | (0.05) | 1.00 | 4.88 | 2,320,581 | 0.18 | 4.75 | 0.23 | 4.70 |
| 1999-FST Preferred Shares | 1.00 | 0.05 | (0.05) | 1.00 | 4.78 | 297,925 | 0.28 | 4.67 | 0.33 | 4.62 |
| 1999-FST Administration Shares | 1.00 | 0.05 | (0.05) | 1.00 | 4.62 | 1,157,825 | 0.43 | 4.53 | 0.48 | 4.48 |
| 1999-FST Service Shares | 1.00 | 0.04 | (0.04) | 1.00 | 4.36 | 569,993 | 0.68 | 4.28 | 0.73 | 4.23 |
| 1998-FST Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.40 | 3,521,389 | 0.18 | 5.22 | 0.23 | 5.17 |
| 1998-FST Preferred Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.29 | 285,240 | 0.28 | 5.20 | 0.33 | 5.15 |
| 1998-FST Administration Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.14 | 1,080,454 | 0.43 | 4.94 | 0.48 | 4.89 |
| 1998-FST Service Shares | 1.00 | 0.05 | (0.05) | 1.00 | 4.87 | 501,619 | 0.68 | 4.69 | 0.73 | 4.64 |
| 1997-FST Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.50 | 2,217,943 | 0.18 | 5.36 | 0.23 | 5.31 |
| 1997-FST Preferred Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.40 | 245,355 | 0.28 | 5.32 | 0.33 | 5.27 |
| 1997-FST Administration Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.24 | 738,865 | 0.43 | 5.12 | 0.48 | 5.07 |
| 1997-FST Service Shares | 1.00 | 0.05 | (0.05) | 1.00 | 4.98 | 312,991 | 0.68 | 4.87 | 0.73 | 4.82 |

[a] Calculated based on the average shares outstanding methodology.
[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions. Returns for periods less than a full year are not annualized.
[c] Annualized.

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Trust—Financial Square Funds

# Financial Highlights (continued)

Selected Data for a Share Outstanding Throughout Each Period

Treasury Instruments Fund

| | Net asset value, beginning of period | Net investment income[a] | Distributions to shareholders | Net asset value, end of period | Total return[b] | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
| | | | | | | | | | Ratio of expenses to average net assets | Ratio of net investment income to average net assets |
|---|---|---|---|---|---|---|---|---|---|---|
| **For the Six Months Ended June 30, (Unaudited)** | | | | | | | | | | |
| 2002-FST Shares | $1.00 | $0.01 | $(0.01) | $1.00 | 0.80%[d] | $ 888,777 | 0.20%[c] | 1.56%[c] | 0.25%[c] | 1.51%[c] |
| 2002-FST Select Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.78[d] | 1 | 0.23[c] | 1.82[c] | 0.28[c] | 1.77[c] |
| 2002-FST Preferred Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.75[d] | 55,401 | 0.30[c] | 1.45[c] | 0.35[c] | 1.40[c] |
| 2002-FST Administration Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.67[d] | 46,039 | 0.45[c] | 1.31[c] | 0.50[c] | 1.26[c] |
| 2002-FST Service Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.55[d] | 92,120 | 0.70[c] | 1.06[c] | 0.75[c] | 1.01[c] |
| **For the Years Ended December 31,** | | | | | | | | | | |
| 2001-FST Shares | 1.00 | 0.04 | (0.04) | 1.00 | 3.79 | 1,161,245 | 0.20 | 3.52 | 0.26 | 3.46 |
| 2001-FST Select Shares | 1.00 | 0.04 | (0.04) | 1.00 | 3.75 | 12,052 | 0.23 | 1.91 | 0.29 | 1.85 |
| 2001-FST Preferred Shares | 1.00 | 0.04 | (0.04) | 1.00 | 3.68 | 50,561 | 0.30 | 3.32 | 0.36 | 3.26 |
| 2001-FST Administration Shares | 1.00 | 0.03 | (0.03) | 1.00 | 3.53 | 117,089 | 0.45 | 3.22 | 0.51 | 3.16 |
| 2001-FST Service Shares | 1.00 | 0.03 | (0.03) | 1.00 | 3.27 | 115,500 | 0.70 | 3.01 | 0.76 | 2.95 |
| 2000-FST Shares | 1.00 | 0.06 | (0.06) | 1.00 | 5.90 | 734,427 | 0.18 | 5.80 | 0.28 | 5.70 |
| 2000-FST Select Shares (commenced January 31) | 1.00 | 0.05 | (0.05) | 1.00 | 5.44[d] | 1 | 0.21[c] | 5.85[c] | 0.31[c] | 5.75[c] |
| 2000-FST Preferred Shares | 1.00 | 0.06 | (0.06) | 1.00 | 5.79 | 2,380 | 0.28 | 5.67 | 0.38 | 5.57 |
| 2000-FST Administration Shares | 1.00 | 0.06 | (0.06) | 1.00 | 5.64 | 42,533 | 0.43 | 5.40 | 0.53 | 5.30 |
| 2000-FST Service Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.38 | 68,194 | 0.68 | 5.18 | 0.78 | 5.08 |
| 1999-FST Shares | 1.00 | 0.05 | (0.05) | 1.00 | 4.60 | 428,732 | 0.18 | 4.51 | 0.24 | 4.45 |
| 1999-FST Preferred Shares | 1.00 | 0.04 | (0.04) | 1.00 | 4.49 | 208 | 0.28 | 4.53 | 0.34 | 4.47 |
| 1999-FST Administration Shares | 1.00 | 0.04 | (0.04) | 1.00 | 4.34 | 67,748 | 0.43 | 4.29 | 0.49 | 4.23 |
| 1999-FST Service Shares | 1.00 | 0.04 | (0.04) | 1.00 | 4.08 | 42,095 | 0.68 | 4.07 | 0.74 | 4.01 |
| 1998-FST Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.05 | 822,207 | 0.18 | 4.74 | 0.29 | 4.63 |
| 1998-FST Preferred Shares | 1.00 | 0.05 | (0.05) | 1.00 | 4.94 | 2 | 0.28 | 4.68 | 0.39 | 4.57 |
| 1998-FST Administration Shares | 1.00 | 0.05 | (0.05) | 1.00 | 4.79 | 23,676 | 0.43 | 4.62 | 0.54 | 4.51 |
| 1998-FST Service Shares | 1.00 | 0.04 | (0.04) | 1.00 | 4.53 | 17,128 | 0.68 | 4.37 | 0.79 | 4.26 |
| **For the Period Ended December 31,** | | | | | | | | | | |
| 1997-FST Shares (commenced March 3) | 1.00 | 0.04 | (0.04) | 1.00 | 5.25[c] | 496,419 | 0.18[c] | 5.09[c] | 0.29[c] | 4.98[c] |
| 1997-FST Preferred Shares (commenced May 30) | 1.00 | 0.03 | (0.03) | 1.00 | 5.13[c] | 2 | 0.28[c] | 5.00[c] | 0.39[c] | 4.89[c] |
| 1997-FST Administration Shares (commenced April 1) | 1.00 | 0.04 | (0.04) | 1.00 | 4.99[c] | 4,159 | 0.43[c] | 4.84[c] | 0.54[c] | 4.73[c] |
| 1997-FST Service Shares (commenced March 5) | 1.00 | 0.04 | (0.04) | 1.00 | 4.71[c] | 20,177 | 0.68[c] | 4.62[c] | 0.79[c] | 4.51[c] |

[a] Calculated based on the average shares outstanding methodology.
[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions.
[c] Annualized.
[d] Not annualized.

The accompanying notes are an integral part of these financial statements.

# Financial Highlights (continued)

Selected Data for a Share Outstanding Throughout Each Period

Government Fund

| | Net asset value, beginning of period | Net investment income[a] | Distributions to shareholders | Net asset value, end of period | Total return[b] | Net assets, end period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | Ratio of expenses to average net assets | Ratio of net investment income to average net assets |
| **For the Six Months Ended June 30, (Unaudited)** | | | | | | | | | | |
| 2002-FST Shares | $1.00 | $0.01 | $(0.01) | $1.00 | 0.89% | $2,475,290 | 0.18%(c) | 1.81%(c) | 0.22%(c) | 1.77%(c) |
| 2002-FST Select Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.88 | 91,301 | 0.21(c) | 1.77(c) | 0.25(c) | 1.73(c) |
| 2002-FST Preferred Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.84 | 884,315 | 0.28(c) | 1.69(c) | 0.32(c) | 1.65(c) |
| 2002-FST Administration Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.77 | 1,041,464 | 0.43(c) | 1.55(c) | 0.47(c) | 1.51(c) |
| 2002-FST Service Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.64 | 369,172 | 0.68(c) | 1.30(c) | 0.72(c) | 1.26(c) |
| **For the Years Ended December 31,** | | | | | | | | | | |
| 2001-FST Shares | 1.00 | 0.04 | (0.04) | 1.00 | 4.09 | 4,201,586 | 0.18 | 3.76 | 0.24 | 3.70 |
| 2001-FST Select Shares | 1.00 | 0.04 | (0.04) | 1.00 | 4.05 | 51,609 | 0.21 | 3.15 | 0.27 | 3.09 |
| 2001-FST Preferred Shares | 1.00 | 0.04 | (0.04) | 1.00 | 3.98 | 850,943 | 0.28 | 3.68 | 0.34 | 3.62 |
| 2001-FST Administration Shares | 1.00 | 0.04 | (0.04) | 1.00 | 3.83 | 1,169,694 | 0.43 | 3.52 | 0.49 | 3.46 |
| 2001-FST Service Shares | 1.00 | 0.04 | (0.04) | 1.00 | 3.57 | 576,226 | 0.68 | 3.17 | 0.74 | 3.11 |
| 2000-FST Shares | 1.00 | 0.06 | (0.06) | 1.00 | 6.31 | 1,859,266 | 0.18 | 6.14 | 0.23 | 6.09 |
| 2000-FST Select Shares (commenced January 31) | 1.00 | 0.06 | (0.06) | 1.00 | 5.84 | 11,247 | 0.21(c) | 6.30(c) | 0.26(c) | 6.25(c) |
| 2000-FST Preferred Shares | 1.00 | 0.06 | (0.06) | 1.00 | 6.21 | 361,111 | 0.28 | 6.19 | 0.33 | 6.14 |
| 2000-FST Administration Shares | 1.00 | 0.06 | (0.06) | 1.00 | 6.05 | 595,037 | 0.43 | 5.93 | 0.48 | 5.88 |
| 2000-FST Service Shares | 1.00 | 0.06 | (0.06) | 1.00 | 5.79 | 273,355 | 0.68 | 5.60 | 0.73 | 5.55 |
| 1999-FST Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.03 | 2,260,275 | 0.18 | 4.91 | 0.22 | 4.87 |
| 1999-FST Preferred Shares | 1.00 | 0.05 | (0.05) | 1.00 | 4.93 | 181,155 | 0.28 | 4.81 | 0.32 | 4.77 |
| 1999-FST Administration Shares | 1.00 | 0.05 | (0.05) | 1.00 | 4.77 | 519,266 | 0.43 | 4.67 | 0.47 | 4.63 |
| 1999-FST Service Shares | 1.00 | 0.04 | (0.04) | 1.00 | 4.51 | 435,192 | 0.68 | 4.35 | 0.72 | 4.31 |
| 1998-FST Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.46 | 1,563,875 | 0.18 | 5.32 | 0.23 | 5.27 |
| 1998-FST Preferred Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.36 | 245,628 | 0.28 | 5.15 | 0.33 | 5.10 |
| 1998-FST Administration Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.20 | 407,363 | 0.43 | 5.06 | 0.48 | 5.01 |
| 1998-FST Service Shares | 1.00 | 0.05 | (0.05) | 1.00 | 4.94 | 699,481 | 0.68 | 4.83 | 0.73 | 4.78 |
| 1997-FST Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.54 | 1,478,539 | 0.18 | 5.41 | 0.24 | 5.35 |
| 1997-FST Preferred Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.43 | 7,147 | 0.28 | 5.34 | 0.34 | 5.28 |
| 1997-FST Administration Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.28 | 299,804 | 0.43 | 5.15 | 0.49 | 5.09 |
| 1997-FST Service Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.02 | 580,200 | 0.68 | 4.91 | 0.74 | 4.85 |

(a) Calculated based on the average shares outstanding methodology.
(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions. Returns for periods less than a full year are not annualized.
(c) Annualized.

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Trust—Financial Square Funds

# Financial Highlights (continued)

Selected Data for a Share Outstanding Throughout Each Period

Federal Fund

| | Net asset value, beginning of period | Net investment income [a] | Distributions to shareholders | Net asset value, end of period | Total return [b] | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
| | | | | | | | | | Ratio of expenses to average net assets | Ratio of net investment income to average net assets |
|---|---|---|---|---|---|---|---|---|---|---|
| **For the Six Months Ended June 30, (Unaudited)** | | | | | | | | | | |
| 2002-FST Shares | $1.00 | $0.01 | $(0.01) | $1.00 | 0.87%[d] | $9,277,343 | 0.20%[c] | 1.74%[c] | 0.22%[c] | 1.72%[c] |
| 2002-FST Select Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.85[d] | 1 | 0.23[c] | 1.64[c] | 0.25[c] | 1.62[c] |
| 2002-FST Preferred Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.82[d] | 58,923 | 0.30[c] | 1.65[c] | 0.32[c] | 1.63[c] |
| 2002-FST Administration Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.74[d] | 700,890 | 0.45[c] | 1.50[c] | 0.47[c] | 1.48[c] |
| 2002-FST Service Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.62[d] | 671,800 | 0.70[c] | 1.24[c] | 0.72[c] | 1.22[c] |
| **For the Years Ended December 31,** | | | | | | | | | | |
| 2001-FST Shares | 1.00 | 0.04 | (0.04) | 1.00 | 4.05 | 14,153,371 | 0.20 | 3.87 | 0.22 | 3.85 |
| 2001-FST Select Shares | 1.00 | 0.04 | (0.04) | 1.00 | 4.02 | 1 | 0.23 | 3.59 | 0.25 | 3.57 |
| 2001-FST Preferred Shares | 1.00 | 0.04 | (0.04) | 1.00 | 3.95 | 126,915 | 0.30 | 3.76 | 0.32 | 3.74 |
| 2001-FST Administration Shares | 1.00 | 0.04 | (0.04) | 1.00 | 3.79 | 1,134,424 | 0.45 | 3.75 | 0.47 | 3.73 |
| 2001-FST Service Shares | 1.00 | 0.03 | (0.03) | 1.00 | 3.53 | 814,384 | 0.70 | 3.43 | 0.72 | 3.41 |
| 2000-FST Shares | 1.00 | 0.06 | (0.06) | 1.00 | 6.26 | 8,296,788 | 0.20 | 6.16 | 0.23 | 6.13 |
| 2000-FST Select Shares (commenced January 31) | 1.00 | 0.06 | (0.06) | 1.00 | 5.77[d] | 1 | 0.23[c] | 6.16[c] | 0.24[c] | 6.13[c] |
| 2000-FST Preferred Shares | 1.00 | 0.06 | (0.06) | 1.00 | 6.16 | 145,000 | 0.30 | 5.93 | 0.32 | 5.90 |
| 2000-FST Administration Shares | 1.00 | 0.06 | (0.06) | 1.00 | 6.00 | 1,024,184 | 0.45 | 5.89 | 0.48 | 5.86 |
| 2000-FST Service Shares | 1.00 | 0.06 | (0.06) | 1.00 | 5.74 | 899,691 | 0.70 | 5.61 | 0.73 | 5.58 |
| 1999-FST Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.05 | 4,206,119 | 0.18 | 4.96 | 0.23 | 4.91 |
| 1999-FST Preferred Shares | 1.00 | 0.05 | (0.05) | 1.00 | 4.94 | 186,590 | 0.28 | 5.05 | 0.33 | 5.00 |
| 1999-FST Administration Shares | 1.00 | 0.05 | (0.05) | 1.00 | 4.79 | 789,529 | 0.43 | 4.71 | 0.48 | 4.66 |
| 1999-FST Service Shares | 1.00 | 0.04 | (0.04) | 1.00 | 4.53 | 478,635 | 0.68 | 4.46 | 0.73 | 4.41 |
| 1998-FST Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.41 | 2,346,254 | 0.18 | 5.24 | 0.24 | 5.18 |
| 1998-FST Preferred Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.31 | 26,724 | 0.28 | 5.20 | 0.34 | 5.14 |
| 1998-FST Administration Shares | 1.00 | 0.05 | (0.05) | 1.00 | 5.15 | 690,084 | 0.43 | 5.02 | 0.49 | 4.96 |
| 1998-FST Service Shares | 1.00 | 0.05 | (0.05) | 1.00 | 4.89 | 321,124 | 0.68 | 4.78 | 0.74 | 4.72 |
| **For the Period Ended December 31,** | | | | | | | | | | |
| 1997-FST Shares (commenced February 28) | 1.00 | 0.05 | (0.05) | 1.00 | 5.51[c] | 1,125,681 | 0.18[c] | 5.39[c] | 0.27[c] | 5.30[c] |
| 1997-FST Preferred Shares (commenced May 30) | 1.00 | 0.03 | (0.03) | 1.00 | 5.43[c] | 194,375 | 0.28[c] | 5.26[c] | 0.37[c] | 5.17[c] |
| 1997-FST Administration Shares (commenced April 1) | 1.00 | 0.04 | (0.04) | 1.00 | 5.27[c] | 625,334 | 0.43[c] | 5.15[c] | 0.52[c] | 5.06[c] |
| 1997-FST Service Shares (commenced March 25) | 1.00 | 0.04 | (0.04) | 1.00 | 5.00[c] | 228,447 | 0.68[c] | 4.78[c] | 0.77[c] | 4.69[c] |

[a] Calculated based on the average shares outstanding methodology.
[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions.
[c] Annualized.
[d] Not annualized.

The accompanying notes are an integral part of these financial statements.

# Financial Highlights (continued)

Selected Data for a Share Outstanding Throughout Each Period

Tax-Free Money Market Fund

| | Net asset value, beginning of period | Net investment income[a] | Distributions to shareholders | Net asset value, end of period | Total return[b] | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | Ratio of expenses to average net assets | Ratio of net investment income to average net assets |
| **For the Six Months Ended June 30, (Unaudited)** | | | | | | | | | | |
| 2002-FST Shares | $1.00 | $0.01 | $(0.01) | $1.00 | 0.66% | $3,916,508 | 0.18%[c] | 1.32%[c] | 0.22%[c] | 1.28%[c] |
| 2002-FST Select Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.64 | 1 | 0.21[c] | 1.51[c] | 0.25[c] | 1.47[c] |
| 2002-FST Preferred Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.61 | 287,435 | 0.28[c] | 1.24[c] | 0.32[c] | 1.20[c] |
| 2002-FST Administration Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.53 | 152,708 | 0.43[c] | 1.07[c] | 0.47[c] | 1.03[c] |
| 2002-FST Service Shares | 1.00 | 0.01 | (0.01) | 1.00 | 0.41 | 59,788 | 0.68[c] | 0.82[c] | 0.72[c] | 0.78[c] |
| **For the Years Ended December 31,** | | | | | | | | | | |
| 2001-FST Shares | 1.00 | 0.03 | (0.03) | 1.00 | 2.60 | 3,588,030 | 0.18 | 2.46 | 0.23 | 2.41 |
| 2001-FST Select Shares | 1.00 | 0.03 | (0.03) | 1.00 | 2.57 | 1 | 0.21 | 2.73 | 0.26 | 2.68 |
| 2001-FST Preferred Shares | 1.00 | 0.02 | (0.02) | 1.00 | 2.50 | 17,722 | 0.28 | 2.45 | 0.33 | 2.40 |
| 2001-FST Administration Shares | 1.00 | 0.02 | (0.02) | 1.00 | 2.34 | 146,621 | 0.43 | 2.27 | 0.48 | 2.22 |
| 2001-FST Service Shares | 1.00 | 0.02 | (0.02) | 1.00 | 2.09 | 68,298 | 0.68 | 2.04 | 0.73 | 1.99 |
| 2000-FST Shares | 1.00 | 0.04 | (0.04) | 1.00 | 3.95 | 2,693,098 | 0.18 | 3.93 | 0.23 | 3.88 |
| 2000-FST Select Shares (commenced January 31) | 1.00 | 0.04 | (0.04) | 1.00 | 3.66 | 1 | 0.21[c] | 3.97[c] | 0.26[c] | 3.92[c] |
| 2000-FST Preferred Shares | 1.00 | 0.04 | (0.04) | 1.00 | 3.85 | 18,568 | 0.28 | 3.81 | 0.33 | 3.76 |
| 2000-FST Administration Shares | 1.00 | 0.04 | (0.04) | 1.00 | 3.69 | 108,335 | 0.43 | 3.66 | 0.48 | 3.61 |
| 2000-FST Service Shares | 1.00 | 0.03 | (0.03) | 1.00 | 3.43 | 71,614 | 0.68 | 3.46 | 0.73 | 3.41 |
| 1999-FST Shares | 1.00 | 0.03 | (0.03) | 1.00 | 3.13 | 1,775,327 | 0.18 | 3.12 | 0.22 | 3.08 |
| 1999-FST Preferred Shares | 1.00 | 0.03 | (0.03) | 1.00 | 3.03 | 31,359 | 0.28 | 2.99 | 0.32 | 2.95 |
| 1999-FST Administration Shares | 1.00 | 0.03 | (0.03) | 1.00 | 2.88 | 127,967 | 0.43 | 2.81 | 0.47 | 2.77 |
| 1999-FST Service Shares | 1.00 | 0.03 | (0.03) | 1.00 | 2.62 | 69,465 | 0.68 | 2.61 | 0.72 | 2.57 |
| 1998-FST Shares | 1.00 | 0.03 | (0.03) | 1.00 | 3.34 | 1,456,002 | 0.18 | 3.28 | 0.23 | 3.23 |
| 1998-FST Preferred Shares | 1.00 | 0.03 | (0.03) | 1.00 | 3.24 | 20,882 | 0.28 | 3.17 | 0.33 | 3.12 |
| 1998-FST Administration Shares | 1.00 | 0.03 | (0.03) | 1.00 | 3.08 | 146,800 | 0.43 | 3.04 | 0.48 | 2.99 |
| 1998-FST Service Shares | 1.00 | 0.03 | (0.03) | 1.00 | 2.83 | 50,990 | 0.68 | 2.77 | 0.73 | 2.72 |
| 1997-FST Shares | 1.00 | 0.04 | (0.04) | 1.00 | 3.54 | 939,407 | 0.18 | 3.50 | 0.24 | 3.44 |
| 1997-FST Preferred Shares | 1.00 | 0.03 | (0.03) | 1.00 | 3.43 | 35,152 | 0.28 | 3.39 | 0.34 | 3.33 |
| 1997-FST Administration Shares | 1.00 | 0.03 | (0.03) | 1.00 | 3.28 | 103,049 | 0.43 | 3.27 | 0.49 | 3.21 |
| 1997-FST Service Shares | 1.00 | 0.03 | (0.03) | 1.00 | 3.02 | 42,578 | 0.68 | 3.01 | 0.74 | 2.95 |

(a) Calculated based on the average shares outstanding methodology.
(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns for periods less than a full year are not annualized.
(c) Annualized.

The accompanying notes are an integral part of these financial statements.

*FSQ/SAR 6/02*

Goldman Sachs Funds
32 Old Slip
New York, NY 10005

